Exhibit 99.10

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any state securities laws, and may not be offered or sold in the United States unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. See “Plan of Distribution”.

With respect to the United Kingdom, the Offering is only being and may only be made to, and this document is only being and may only be distributed to and is directed at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are both (a) a “Qualified Investor” within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and (b) within the categories of persons referred to in Article 19(5) (Investment professionals) or Article 49(2)(a) to (d) (High net worth companies, unincorporated associations etc.) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”) (all such persons together being referred to as “relevant persons”). The securities being offered hereby are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document is not an “approved prospectus” within the meaning of Section 85(7) of FSMA and its contents have not been examined or approved by the United Kingdom Financial Services Authority or London Stock Exchange plc, nor has it been approved by an authorized person for the purposes of Section 21 of FSMA.

With respect to Australia, the offering of the securities in Australia is an excluded offer that does not require a disclosure document under Part 6D.2 of the Australian Corporations Act,(as hereinafter defined) and is only being made to institutions and other investors to whom the securities may lawfully be offered under Australian securities laws (being investors falling in one of the categories described in section 708 of the Australian Corporations Act) without the need for any registration, prospectus, lodgement or other formality, and that any information contained in this short form prospectus does not constitute financial product advice pursuant to the Australian Corporations Act.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company Secretary of Allied Gold Limited at 34 Douglas Street, P.O. Box 2019, Milton, Queensland, 4064 Australia (telephone +61-7-3252-5911) and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS
New Issue	November 13, 2009
(ALLIED GOLD LIMITED LOGO)
ALLIED GOLD LIMITED

    ●    Ordinary Shares
C$    ●

This short form prospectus qualifies for distribution    ●    ordinary shares (the “Offered Shares”) in the capital of Allied Gold Limited (“Allied Gold” or the “Company”) to be issued and sold at a price of C$    ●    (the “Offering Price”) per Offered Share pursuant to the terms of an agency agreement dated    ●    , 2009 (the “Agency Agreement”) among Thomas Weisel Partners Canada Inc. (the “Lead Agent”) and Mirabaud Securities LLP, BMO Nesbitt Burns Inc. and CIBC World Markets Inc. (together with the Lead Agent, the “Agents”) and the Company (the “Offering”). The Offering Price was determined by negotiation between the Company and the Agents. See “Plan of Distribution”.

Allied Gold’s ordinary shares are listed and posted for trading on the Australian Securities Exchange (the “ASX”) and AIM, a market operated by the London Stock Exchange plc (the “AIM”), under the symbols “ALD” and “AGLD”, respectively. On November 12, 2009, the last trading day before the announcement of the Offering, the closing price of Allied Gold’s ordinary shares on the ASX was A$0.425 and on the AIM was 20p. Allied Gold will apply for the quotation of the Offered Shares on the ASX and for admission of the Offered Shares to trading on the AIM. The Company received conditional approval on November 5, 2009 for its ordinary shares to be listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and they will commence trading on the TSX under the symbol “ALG” on November 16, 2009. The Company will apply to list the Offered Shares on the TSX. Listing of the Offered Shares will be subject to the Company fulfilling all of the listing requirements of the TSX.

Price: C$    ●     per Offered Share

	Price to the Public		Agents’ Fee(1)		Net Proceeds to the Company(2)
Per Offered Share	C$	●	C$	●	C$	●
Total	C$	●	C$	●	C$	●

Notes:
(1)
Pursuant to the terms and conditions of the Agency Agreement, the Company has agreed to pay to the Agents a cash commission (the “Agents’ Fee”) equal to 6% of the gross proceeds of the Offering. The Agents’ Fee will be paid to the Agents at the time of closing of the Offering. See “Plan of Distribution”.

(2)	After deducting the Agents’ Fee but before deducting the other expenses of the Offering, estimated to be C$486,300, which will be paid from the proceeds of the Offering.

(3)
Allied Gold has granted the Agents an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part at any time and from time to time for a period of 30 days from the closing date of the Offering, to purchase up to an additional    ●    ordinary shares at the Offering Price solely to cover over-allotments, if any, and for market stabilization purposes. The proceeds from the sale of ordinary shares pursuant to the exercise of the Over-Allotment Option, less the Agents’ Fee and the expenses related to the sale of ordinary shares pursuant to the exercise of the Over-Allotment Option closing, will be released to the Company on closing of the exercise of the Over-Allotment Option. This short form prospectus qualifies the distribution of the Over-Allotment Option and the grant of the ordinary shares of the Company issuable thereunder. A purchaser who acquires ordinary shares forming part of the Over-Allotment Option acquires those ordinary shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

(4)	If the Agents exercise the Over-Allotment Option in full, the total Price to the Public, Agents’ Fee and Net Proceeds to the Company will be C$ ● , C$ ● and C$ ● , respectively.

All references in this short form prospectus to the Offering and to the Offered Shares shall include all ordinary shares of the Company issued upon exercise of the Over-Allotment Option, as the context requires.

The Agents, as principals, conditionally offer the Offered Shares, on a best efforts basis, subject to prior sale, if, as and when issued by the Company and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Wildeboer Dellelce LLP and on behalf of the Agents by Blake, Cassels & Graydon LLP.

In connection with the distribution of the Offered Shares, the Agents may, subject to applicable laws, effect transactions which stabilize or maintain the market price of the ordinary shares of Allied Gold at levels other than those which otherwise might prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The following table sets out the number of options and warrants to be issued by Allied Gold in connection with the Offering:

Agents’ Position	Maximum Size or Number of Securities Available	Exercise Period/Acquisition Date	Exercise Price
Over-Allotment Option	●	30 days following closing of the Offering	C$ ● per ordinary share

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is anticipated to occur on or about December     ●    , 2009 or at such later date as the Company and the Agents may agree, but in any event not later than December     ●    , 2009.

The Company’s registered office is located at Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008, Australia. The Company’s head office is located at 34 Douglas Street, P.O. Box 2019, Milton, Queensland, 4064, Australia. The Company also maintains an office in Papua New Guinea.

The Company is incorporated and organized under the laws of a foreign jurisdiction and resides outside of Canada. Although the Company has appointed Wildeboer Dellelce Corporate Services Inc. of Suite 800, Wildeboer Dellelce Place, 365 Bay Street, Toronto, Ontario M5H 2V1 as its agent for service of process in Canada, it may not be possible for investors to collect from the Company judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither Allied Gold nor the Agents have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither Allied Gold nor the Agents are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document is only accurate as of the date on the front cover of this short form prospectus regardless of the time of delivery of this short form prospectus or of any sale of Offered Shares

An investment in the Offered Shares is subject to certain risks. Prospective investors should carefully consider the risks described in this short form prospectus and in the documents incorporated by reference herein. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	3
DOCUMENTS INCORPORATED BY REFERENCE	4
FINANCIAL INFORMATION, ACCOUNTING PRINCIPLES AND NON-GAAP MEASURES	5
CURRENCY AND EXCHANGE RATE INFORMATION	5
ELIGIBILITY FOR INVESTMENT	5
THE COMPANY	5
DESCRIPTION OF THE BUSINESS	6
SIGNIFICANT ACQUISITION	9
CONSOLIDATED CAPITALIZATION	14
USE OF PROCEEDS	15
PLAN OF DISTRIBUTION	15
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	17
PRIOR SALES	18
PRICE RANGE AND TRADING VOLUME OF SHARES	18
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR CANADIAN SHAREHOLDERS OF ALLIED GOLD	19
CANADIAN AND AUSTRALIAN ONGOING REPORTING REQUIREMENTS	22
RISK FACTORS	23
INTERESTS OF EXPERTS	31
AUDITORS, TRANSFER AGENT AND REGISTRAR	31
PURCHASERS’ STATUTORY RIGHTS	31
CERTIFICATE OF THE COMPANY	C-32
CERTIFICATE OF THE AGENTS	C-33
SCHEDULE “A” — PRO FORMA FINANCIAL STATEMENTS OF ALLIED GOLD	FA-1
SCHEDULE “B” — PRO FORMA FINANCIAL STATEMENTS OF ALLIED GOLD	FB-1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain “forward-looking statements” which may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their respective projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled “Risk Factors” in this short form prospectus and the documents incorporated by reference herein. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this short form prospectus from documents filed with certain securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained upon request without charge from the Company Secretary of Allied Gold at 34 Douglas Street, P.O. Box 2019, Milton, Queensland, 4064, Australia (telephone +61-7-3252-5911). Copies of documents incorporated by reference may also be obtained by accessing www.sedar.com.

The following documents, filed with the securities commission or similar authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)	the Company’s annual information form (the “Annual Information Form”) dated November 11, 2009 for the financial year ended June 30, 2009;

(b)
the audited comparative consolidated financial statements of the Company as at and for the financial year ended June 30, 2009, together with the auditors’ report thereon and the notes thereto, found in Annex “A” of the bidder’s statement/take-over bid offer and circular of Allied Gold dated September 29, 2009 (the “Bidder’s Statement/Offer and Circular”) in respect of the ASG Offer (as hereinafter defined) and which has been filed on SEDAR and is available under the profile for Australian Solomons Gold Limited at www.sedar.com. Other than such financial statements and the management’s discussion and analysis noted in (c) below, no other part of the Bidder’s Statement/Offer and Circular is incorporated by reference herein;

(c)
management’s discussion and analysis for the financial year ended June 30, 2009 found on pages C-28 to C-33 inclusive of the Bidder’s Statement/Offer and Circular. Other than such management’s discussion and analysis and the financial statements noted in (b) above, no other part of the Bidder’s Statement/Offer and Circular is incorporated by reference herein; and

(d)
the audited comparative consolidated financial statements of Australian Solomons Gold Limited as at and for the financial year ended June 30, 2009, together with the auditors’ report thereon and the notes thereto.

Any document of the type referred to in section 11.1 of Form 44-101F1 — Short Form Prospectus Distributions, (excluding confidential material change reports and excluding those portions of documents that are not required to be incorporated by reference herein) if filed by the Company after the date of this short form prospectus and prior to the completion of the distribution hereunder shall be deemed to be incorporated by reference in this short form prospectus. Information on the website of the Company or any of its subsidiaries does not constitute part of this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this short form prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

Allied Gold is a company listed on the ASX under the symbol “ALD” and is subject to the periodic and continuous disclosure requirements of the Australian Corporations Act (as hereinafter defined) and the Listing Rules of the ASX. Specifically, as a listed company, Allied Gold is subject to the Listing Rules of the ASX which require continuous disclosure of any information Allied Gold has concerning it that a reasonable person would expect to have a material effect on the price or value of its securities. ASX maintains files containing publicly disclosed information about all listed companies. Allied Gold’s file is available for inspection at the offices of ASX during normal business hours.

In addition, Allied Gold is required to lodge various documents with the Australian Securities and Investments Commission (“ASIC”). Copies of documents lodged with ASIC by Allied Gold may be obtained from, or inspected at, an ASIC office. Further information regarding Allied Gold can be obtained via the ASX website at www.asx.com.au.

FINANCIAL INFORMATION, ACCOUNTING PRINCIPLES AND NON-GAAP MEASURES

The annual consolidated financial statements of the Company incorporated herein by reference have been prepared in accordance with Australian equivalents of International Financial Reporting Standards (“AIFRS”) rather than Canadian generally accepted accounting principles as determined with reference to the Handbook of the Canadian Institute of Chartered Accountants (“Canadian GAAP”). There are no material reconciling differences between AIFRS and International Financial Reporting Standards. Documents incorporated by reference into this short form prospectus contain certain financial measures used by the Company that do not have a standard meaning under Canadian GAAP and/or AIFRS and are not likely to be comparable to or have the same meaning as similarly titled measures presented by other issuers. In particular, “cash operating cost” as used by the Company is a non-Canadian GAAP measure.

CURRENCY AND EXCHANGE RATE INFORMATION

References in this short form prospectus to “C$” are to Canadian dollars. References in this prospectus to “A$” are to Australian dollars. References in this short form prospectus to “£” and “p” are to British pounds sterling. The financial statements incorporated herein by reference are reported in Australian dollars. Certain financial information relating to the Company contained in this short form prospectus originated in Australian dollars and has been converted into Canadian dollars based on prevailing exchange rates.

The noon exchange rate on November 12, 2009 as reported by the Bank of Canada for the conversion of Canadian dollars to Australian dollars was C$1.00 equals approximately A$1.03.

The noon exchange rate on November 12, 2009 as reported by the Bank of Canada for the conversion of Canadian dollars to British pounds sterling was C$1.00 equals approximately 57p.

Australia does not impose any exchange controls on its currency. Under applicable Australian taxation laws, interest dividends and royalties paid to non-residents are subject to Australian withholding tax at rates which generally vary between 10% and 30%, subject to adjustment or reduction under applicable taxation treaties. Where Allied Gold receives dividends from foreign subsidiaries and distributes those dividends to foreign shareholders, they will generally not be subject to Australian withholding tax. Australian withholding tax will be applied to these dividends up until the point in time Allied Gold has fully recouped certain expenditure it has incurred in relation to the foreign project.

ELIGIBILITY FOR INVESTMENT

In the opinion of Wildeboer Dellelce LLP, counsel to Allied Gold, and Blake, Cassels & Graydon LLP, counsel to the Agents, provided that the Offered Shares are listed on a designated stock exchange (which includes the TSX) on the date of the Offering, the Offered Shares will on that date be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans, registered education savings plans and tax-free savings accounts, each as defined in the Tax Act.

Notwithstanding the foregoing, if the Offered Shares are “prohibited investments” for purposes of the Tax Act, a holder will be subject to a penalty tax on Offered Shares held in a tax-free savings account as set out in the Tax Act. An Offered Share will not be a prohibited investment for a trust governed by a tax-free savings account held by a particular holder provided that the holder deals at arm’s length with Allied Gold for purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in either Allied Gold or a person or partnership that does not deal at arm’s length with Allied Gold for purposes of the Tax Act.

THE COMPANY

Name, Address and Incorporation

Allied Gold was incorporated under the Corporations Act 2001 (Commonwealth of Australia) (the “Australian Corporations Act”) as a public company limited by shares on May 26, 2003. The Company listed on the ASX on December 8, 2003. Allied Gold was admitted for trading on the AIM on May 2, 2006. The Company received conditional approval on November 5, 2009 for its ordinary shares to be listed and posted for trading on the TSX and they will commence trading on the TSX on November 16, 2009.

Allied Gold’s registered office is located at Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008, Australia. The Company’s head office is located at 34 Douglas Street, PO Box 2019, Milton, Queensland, 4064, Australia. Allied Gold also maintains an office in Papua New Guinea (“PNG”).

Intercorporate Relationships

Set out below is the corporate structure of Allied Gold and its subsidiaries as at the date of this short form prospectus. This structure and chart does not include Australian Solomons Gold Limited and its wholly-owned subsidiaries, which are described in this short form prospectus under the heading “Significant Acquisition”. Allied Gold controls, directly or indirectly, 100% of the voting capital of all entities presented in the structure (which are incorporated or organized under the laws of the jurisdictions noted below).

(CHART)

Unless the context otherwise requires, all references in this short form prospectus to Allied Gold or the Company include Allied Gold and its subsidiaries, together.

DESCRIPTION OF THE BUSINESS

The Company

Allied Gold is a gold production company which has its shares listed on the TSX under the symbol “ALG”, on the ASX under the symbol “ALD” and on the AIM under the symbol “AGLD”. Allied Gold’s major asset is its 100% owned Simberi gold project (the “Simberi Project”), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG. The Simberi Project is located approximately 60 kilometres northwest of the Lihir Gold Project held by Lihir Gold Limited, which hosts an approximate 40 million ounce gold resource and is well placed in the Pacific Rim of Fire, one of the world’s proven and most prospective gold jurisdictions. In addition, Allied Gold owns 100% of an exploration license on Tatau and Big Tabar Islands, which are located in close proximity to Simberi Island.

Allied Gold currently produces approximately 80,000 ounces of gold per year. The Company expects to add an additional 20,000 ounces of annual gold production through its planned expansion of the existing Simberi oxide ore processing plant to a capacity of 3 Mt/a, which is expected to be completed by the end of 2010. Allied Gold also believes that its sulphide resources provide an opportunity to add an additional 100,000 ounces of annual gold production and the Company has commenced a sulphide pre-feasibility study looking at the configuration for a 100,000 ounces per year sulphide operation that would be added to the Company’s annual production by 2012. The Company is targeting annual production of more than 300,000 ounces of gold by fiscal 2013 through organic and acquisition growth, which has motivated its offer to acquire Australian Solomons Gold Limited, which owns the Gold Ridge project in the Solomon Islands and which the Company anticipates being able to bring into production within the next two years. See “Significant Acquisition” for more information.

The Simberi Project

The Simberi Project is comprised of: (i) an open-pit mining operation with an associated gold processing plant, located within PNG mining lease 136 (“ML 136”), which comprises 2,560 ha on the eastern side of Simberi Island; and (ii) a larger 69 sub-block/233 km2 area under PNG exploration license 609 (“EL 609”) covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. The Simberi Project is based on seven separate prospects on the eastern portion of Simberi Island (Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South). Sorowar in the north is by far the largest resource. Samat North, South and East lie to the south and while relatively small are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects lie within 2-3 km of each other. The project area also includes other less well defined prospects and anomalies.

The Simberi Project is the subject of a technical report (the “Technical Report”) entitled “Simberi Gold Project, Simberi Island, Papua New Guinea” dated September 25, 2009 prepared for Allied Gold by Stephen Godfrey and John Battista of Golder Associates Pty Ltd. (“Golder Associates”) and Phil Hearse of Battery Limits Pty Ltd. (“Battery Limits”), all of whom are independent qualified persons as defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Portions of the following information are based on assumptions, qualifications and procedures described in the Technical Report but which are not fully described herein, and reference should be made to the full text of the Technical Report.

The Technical Report has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Allied Gold’s SEDAR profile at www.sedar.com. A copy of the Technical Report may also be inspected during the period of distribution under this short form prospectus during normal business hours at the offices of Wildeboer Dellelce LLP, counsel to Allied Gold, at Suite 800, Wildeboer Dellelce Place, 365 Bay Street, Toronto, Ontario, M5H 2V1, and for 30 days thereafter.

Mineral Resources and Reserves

The Simberi Project hosts measured and indicated resources of approximately 1.81 million ounces and inferred resources of approximately 2.75 million ounces as set out in the following table:

Simberi Project Mineral Resources

	Mt	g/t Au	koz
Measured	15.22	1.16	569
Indicated	31.60	1.22	1,243
Inferred	77.80	1.10	2,748
Total	124.62	1.14	4,560

Notes:

(1)	Reproduced from Table 19-2 in the Technical Report.

(2)
Table details the Simberi Project resources as last reported by Allied Gold in May 2009. Figures include approximately 2.2 Mt mined between August 2008 and August 2009. The resource estimates are reported at a cut off grade of 0.5 g/t Au.

The Simberi Project resources have been classified in accordance with the guidelines of the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC, 2004) (“JORC”). The resources have been classified as measured, indicated and inferred. The JORC classification is comparable with the definitions by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) for the same categories.

The Simberi Project contains proven and probable mineral reserves and inferred resources contained within the various designated pits as set out in the following table:

Mineral Reserves and Inferred Resources Contained in Designated Pits

	Tonnes (Mt)	Au (g/t)	koz
Proven reserves	12.06	1.20	465
Probable reserves	9.96	1.19	381
Total mineral reserves	22.03	1.19	846
Total inferred resource	1.94	1.17	73

Notes:

(1)	Reproduced in part from Table 19-64 in the Technical Report.

Mining Operations

Mining operations at the Simberi Project commenced in February 2008. The Simberi Project’s current mine plan consists of the open pit mining of seven oxide deposits. The mining sequence was to commence at the smallest but highest grade deposits at Samat, then start mining at the largest deposit at Sorowar. Mining of Pigiput and Botlu would occur in conjunction with waste removal from Sorowar and finally the Pigibo deposit would be mined last. Mining operations commenced at the Samat East deposit in November 2007 to provide a parcel of ore for plant commissioning. After plant commissioning in February 2008, ore was sourced from the Samat deposits (North, South and East) and the ore was delivered to the process plant via a 1,500 m long haul road. The Samat oxide pits have been depleted. Ore is currently being extracted from the Sorowar pit.

The Simberi Project mining operations consist of a conventional load and haul operation using a mixed fleet of owner and contractor equipment. In addition, ore is transported to the processing plant by the Company’s aerial conveying system (Ropecon®), which was commissioned in May 2008. Currently just over 100,000 tonnes of ore per month is being mined from the Sorowar pit. The ore at Sorowar is free digging and mined by 45 tonne hydraulic excavators and trucked approximately 400 m from the pit edge to the aerial conveying system dump pocket by 40 tonne articulated trucks. Since commencement of production in February 2008, the total ore processed to the end of June 2009 has been 2.2 Mt producing 106,000 ounces of gold.

The process plant was commissioned early in 2008 with a nameplate capacity of 2 Mtpa. However, during the initial year of production the plant was not capable of consistently performing at nameplate capacity due to design and operational issues affecting equipment reliability, capacity and efficiency. As a result, in early 2009, Allied Gold retained GR Engineering Services Pty Ltd. (“GRES”) to conduct a review of plant downtime and rank the causes in a prioritised order according to the number of production hours lost. Some of the high ranking downtime issues that were identified in the review have been resolved by plant modifications and work already undertaken by Allied Gold maintenance and operations teams. There are also advanced plans in place for further modifications by Allied Gold.

Battery Limits, a qualified person as defined in NI 43-101, has indicated that it is of the opinion that the process plant will treat 2 Mt/a and better once these debottlenecking projects have been implemented. A staged increase in throughput has been allowed from 1.95 Mt/a for the 2009/10 year through to 2.1 Mt/a for subsequent years.

Allied Gold also retained GRES in May 2009 to undertake an evaluation of the process engineering options for the expansion of the existing Simberi oxide ore processing plant to a capacity of 3 Mt/a to increase production to 100,000 ounces per annum, and to provide capital cost estimates for the expanded process facilities and construction. A plant capacity of 3 Mtpa was selected by Allied to include some latent capacity for future production increases. Allied Gold also instructed GRES that the process design and major equipment selection was to include a throughput allowance of 20%, giving a maximum treatment rate of 3.6 Mt/a for some ores. The expansion design concentrated on ore handling and reclamation, grinding and classification and tailings thickening and disposal areas. GRES has completed the expansion study, and has identified comminution, leaching and tailings disposal as the main areas that would require major expansion. Allied Gold’s preferred expansion option involves a SAG (semi autogenous grinding) mill that incorporates use of the Company’s existing ball mill with two new CIL (carbon in leach) tanks, tailing thickener and appropriate upgrades of existing equipment to achieve 3 Mtpa plant capacity with an additional 20% throughput allowance. Capital costs of the plant expansion are estimated at approximately A$28 million. An environmental assessment has been commissioned to allow for permit application for operational expansion.

Battery Limits has indicated that it is of the opinion that the process plant will treat 3 Mt/a once the debottlenecking projects and the expansion project have been implemented. A staged increase in throughput has been allowed from 1.95 Mt/a for the 2009/10 year to 2.5 Mt/a for 2010/11, on the basis that the expansion project is approved in the fourth quarter of 2009, and is implemented and commissioned within twelve months. Throughput should then be 3 Mt/a for the year 2011/12 and beyond.

Allied Gold has also commenced a sulphide pre-feasibility study looking at the configuration for a 100,000 ounces per year sulphide operation that would be added to the Company’s annual production by 2012. The Company completed Phase 1 metallurgical testwork of this study in early 2009. Additional Phase 2 metallurgical testwork commenced during the last quarter, and a total of 17,300 metres of core drilling, about half of which is infill drilling, is also planned. In addition, the Company is investigating regional treatment facilities for the treatment of its concentrates.

Recent Developments

On November 9, 2009, Allied Gold announced that all of the conditions of its take-over bid for all of the issued and outstanding shares of Australian Solomons Gold Limited (“ASG”) had been satisfied or waived and that it had taken up 63,694,013 ASG ordinary shares deposited under the ASG Offer, representing 49.08% of the issued and outstanding shares of ASG. See “Significant Acquisition”.

On November 11, 2009, Allied Gold held an annual general meeting of its shareholders at which shareholders approved the issuance of 39,000,000 options exercisable to acquire ordinary shares of the Company as follows:

(i)
25,000,000 options to be issued to Mark V. Caruso, the Executive Chairman and Chief Executive Officer of the Company, exercisable at a price of A$0.50 per ordinary share until December 31, 2013 and vesting as to 10,000,000 options on November 11, 2010, 10,000,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 and 5,000,000 options upon 100,000 ounces of gold being produced from the Simberi Project between October 1, 2009 and December 31, 2010;

(ii)
12,500,000 options to be issued to Frank Terranova, the Chief Financial Officer of the Company, exercisable at a price of A$0.50 per ordinary share until December 31, 2013 and vesting as to 5,000,000 options on November 11, 2010, 5,000,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 and 2,500,000 options upon 100,000 ounces of gold being produced from the Simberi Project between October 1, 2009 and December 31, 2010; and

(iii)
1,500,000 options to be issued to Montague House, a non-executive director of the Company, exercisable at a price of A$0.35 per ordinary share until December 31, 2011 and vesting as to 1,000,000 options immediately upon issuance and 500,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 for five consecutive trading days.

On November 12, 2009, Allied Gold took up an additional 910,200 ASG ordinary shares deposited under the ASG Offer, representing an additional 0.70% of the issued and outstanding shares of ASG, as a result of which Allied Gold holds 64,604,213 ASG Shares, representing 49.78% of the issued and outstanding shares of ASG as of the date of this short form prospectus. See “Significant Acquisition”.

SIGNIFICANT ACQUISITION

Background

On September 16, 2009, Allied Gold announced a take-over bid (the “ASG Offer”) to acquire all of the issued and outstanding ordinary shares (the “ASG Shares”) of ASG on the basis of 0.85 of an ordinary share of Allied Gold for every one ASG Share. The ASG Offer was made pursuant to a take-over bid implementation agreement (the “Implementation Agreement”) dated September 16, 2009 between Allied Gold and ASG, and Allied Gold and ASG also jointly announced the entering into of the Implementation Agreement on September 16, 2009. Allied Gold mailed a bidder’s statement/take-over bid offer and circular in respect of the ASG Offer (the “Bidder’s Statement/Offer and Circular”) to ASG’s shareholders on October 2, 2009. The Implementation Agreement and the Bidder’s Statement/Offer and Circular have been filed on SEDAR and are available under ASG’s profile at www.sedar.com.

On November 9, 2009, Allied Gold announced that all of the conditions of the ASG Offer had been satisfied or waived and that it had taken up 63,694,013 ASG Shares deposited under the ASG Offer, representing 49.08% of the issued and outstanding ASG shares, in consideration for which it issued an aggregate of 54,139,911 ordinary shares of Allied Gold to the holders of such ASG Shares.

On November 12, 2009, Allied Gold took up an additional 910,200 ASG Shares deposited under the ASG Offer, representing an additional 0.70% of the issued and outstanding shares of ASG, as a result of which Allied Gold holds 64,604,213 ASG Shares (the “Acquired ASG Shares”), representing 49.78% of the issued and outstanding shares of ASG as of the date of this short form prospectus.

Allied Gold has not yet filed a business acquisition report in respect of the acquisition of the Acquired ASG Shares but intends to do so in accordance with applicable securities laws.

Nature of the Business Acquired

Except as otherwise indicated, the information concerning ASG contained in this short form prospectus has been taken from or is based upon publicly available documents and records on file with securities regulatory authorities and other public sources, including on SEDAR. Although Allied Gold has no knowledge that would indicate that any statements contained herein concerning ASG taken from or based upon such documents and records are untrue or incomplete, it has not yet acquired control of ASG under the ASG Offer and neither Allied Gold nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of ASG’s financial statements or ASG’s mineral resource and reserve estimates, or for any failure by ASG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Allied Gold. Allied Gold has to date had limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from ASG’s publicly available documents or records or whether there has been any failure by ASG to disclose events that may have occurred or may affect the significance or accuracy of any information.

ASG is an Australian-based mineral resource exploration company that has its shares listed for trading on the TSX. ASG was incorporated under the Australian Corporations Act on June 10, 2004. ASG converted its Australian legal status to a “public” company on April 4, 2006, which was confirmed by the ASIC on June 6, 2006. The general development of the business of ASG has focused entirely on the Gold Ridge project on the island of Guadalcanal in the Solomon Islands (the “Gold Ridge Project”). ASG holds the Gold Ridge Project through certain wholly-owned Australian and Solomon Islands subsidiaries.

ASG acquired the Gold Ridge Project in May 2005. The Gold Ridge Project consists of a mining lease that covers an area of 30 km2 and a prospecting license in the area surrounding the mining lease that covers an area of 130 km2. The mining lease is administered under a mining agreement between ASG and the Solomon Islands Government. Under the mining agreement, the Gold Ridge Project is subject to a gross royalty payment of 1.5% on all production, of which 1.2% is held by the landowners and 0.3% is held by the Guadalcanal Provincial Government. In addition, the mining agreement provides that corporate income tax on the Gold Ridge Project shall not exceed 35%, subject to an additional profits tax of 30% on net cash receipts (gross income less income tax and exploration, development, and production expenses) that are greater than a 25% rate of return.

Prior to ASG acquiring the Gold Ridge Project, previous owners of the Gold Ridge Project had constructed a 2Mtpa open cut mine starting in 1997 and mined the Valehaichichi deposit commencing in August 1998. The Gold Ridge Project was eventually shut down in June 2000 by a subsequent owner as a result of escalating civil unrest in the Solomon Islands. During the 22 months that the Gold Ridge mine was actively operating, the total gold production amounted to approximately 210,000 ounces.

The Gold Ridge Project has considerable infrastructure remaining from the previous operations, although major refurbishment is required to most of the plant and equipment at site. A regional office was established in the Ranadi business area of Honiara. This has a significant workshop and an area for sample preparation and drill core storage. It is intended that this facility be maintained for administration functions servicing the mine operation. Light vehicle servicing will also be carried out there for the mining operation. Mine site infrastructure includes workshops and warehouse (recently reclad), water supply, power generators and building (recently reclad), road access, tailings storage facility, and an on-site camp for 150 people (which has recently been refurbished).

The Gold Ridge Project hosts a measured and indicated resource base of 1.6 million ounces and an inferred resource amounting to a further 0.5 million ounces.

Gold Ridge Project Mineral Resources(1)

	Mt	g/t Au
Measured	5.88	1.8
Indicated	23.61	1.67
Total measured and Indicated	29.49	1.72
Inferred	8.30	1.80

Notes:

(1)	The resource estimates are reported at a cut off grade of 0.8 g/t Au.

Gold Ridge Project Mineral Reserves

	Mt	g/t Au	koz
Probable	19.56	1.82	1,147.8

In 2005, ASG retained Ausenco International Pty Ltd. (“Ausenco”) to commence a bankable feasibility study (“Feasibility Study”). The results of the Feasibility Study were announced by ASG on April 16, 2007. Assumptions used in the economic model include a gold price of US$650 per ounce; however, the mineral reserve estimates were calculated using the more conservative gold price of US$550, for the purposes of obtaining potential project debt with resource lenders. The Feasibility Study results assume reliance on 100% diesel power from the power station located at site. Highlights of the Feasibility Study as announced by ASG are summarised below.

Feasibility Study(1) (April 2007)
Mineral Reserve:	(Probable) of 1.15 million ounces
Metallurgical Recovery:	Averages 82%
Mine Life:	7 years
Production Schedule:	2.5 Mtpa at 1.9 g/t average; 870,000 ounces recovered
Average Production:	Years 1 to 3: 136,000 oz. per year
Life of Mine: 124,000 oz. per year
Pre-Production Capital Costs:	US$72 million
Sustaining Capital Costs:	US$13.2 million
Cash Operating Costs: (2)	Years 1 to 3: US$344 per ounce
Life of Mine: US$388 per ounce
Internal Rate of Return:	After-tax: 23.9%
Payback Period:	After-tax: 3.9 years

Notes:

(1)	Based on gold price of US$650 per ounce, silver price of US$12 per ounce and diesel fuel price equivalent to an oil cost of US$50 per barrel.

(2)
Cash operating costs include all mining, processing and administration costs, but exclude government and landowner royalties (total of 3% of gross revenue), sustaining capital, leasing of mine equipment, and mine closure costs.

(3)	ASG prepared the financial analysis for the Feasibility Study using a waste to ore strip ratio of 1.55:1.

In February 2009, GRES updated the pre-production and operating cost estimates set out in the Feasibility Study for ASG. The pre-production capital costs to develop the Gold Ridge Project set out in the Feasibility Study were estimated at US$72 million, in October 2006 dollars, excluding the new mining fleet (which was assumed be leased) but including project contingency. This estimate also excluded a number of owner costs, such as the ongoing site related overheads during construction and personnel building costs. Under the estimate prepared by GRES (the “Update Estimate”), pre-production capital costs (including owner costs associated with the redevelopment) were revised to be approximately US$110.5 million, and cash operating costs were estimated to be US$419 per ounce and US$468 per ounce for the first three years of operation and life of mine, respectively, assuming diesel fuel prices equivalent to an oil cost of US$50 per barrel. In August 2009, ASG revised the diesel fuel cost to US$0.83 per litre delivered to site, which aligns with an equivalent cost of oil of US$71 per barrel, and also amended its mining fleet maintenance costs by US$0.10 per tonne. These adjustments increased cash operating costs to US$456 and US$511 for the first three years of operation and life of mine, respectively.

The estimated pre-production capital costs in the Update Estimate comprises estimates for GRES as to US$58.9 million for the major refurbishment and equipment replacement costs, which includes a new power station and all new electrical systems and switchgear; an additional US$38.5 million has been estimated for all owner costs, including ongoing site overheads, personnel build-up and training for operations, relocation village costs, dewatering of the TSF, construction of all access roads and haul roads, and pre-stripping of the first open pit. A further amount of US$13 million has been estimated for contingency allowances. The Update Estimate provides for refurbishment of the existing 2.0 Mtpa processing facility and to increase the throughput to 2.5Mtpa. A number of additional features have been allowed for by GRES, designed to increase availability, operating efficiency and operating cost improvements, and modest improvements in overall recovery.

A 12,316m diamond drilling exploration program was completed by ASG in late 2008. The program primarily focused on the promising Charivunga Gorge area, located outside of the current open pits covered by the Feasibility Study. Drilling from the Charivunga Mineralized Zone (“CMZ”) has delivered some positive results, though no resource estimate has been established as yet. The CMZ appears to be a tabular body, with a strike extent of 350m, true width of 240m, and a down dip extent of at least 200m. The mineralisation remains open to the south, up and down dip, and possibly to the north beneath the Valehaichchi Pit. Based on the drilling results to date, this mineralized CMZ has the potential to add a number of years of life to the project or to justify a significant upgrade of the existing plant with a higher annual production of gold. The preferred outcome will depend upon the results of ongoing drilling and on other exploration activities being undertaken around the four current open pit designs. Significant increases in ore adjacent to the current four open pit areas would increase the likelihood of an increase in production.

A further evaluation of the Charivunga Gorge Open Pit potential resulted in the Company recommencing its exploration program, with a 4 hole, 1000m, drilling program, which commenced on August 27, 2009. This program was designed to test for updip extensions of the mineralization discovered beneath Charivunga Gorge. No assay results have been received as yet.

Effect on Financial Position

Allied Gold has not yet definitively determined any plans or proposals for material changes in its business affairs or the affairs of ASG which may have a significant effect on the Company’s results of operations and financial position. However, as a result of the acquisition of the Acquired ASG Shares and based on the information Allied Gold has been able to review to date concerning ASG and the Gold Ridge Project, Allied Gold intends to redevelop the Gold Ridge Project, subject to a review of ASG and its assets, operations, management and personnel, which Allied Gold has commenced, to determine the changes necessary to integrate the operations and management of ASG into the operations and management of Allied Gold as soon as possible. The extent of the review will involve some or all of the following: (i) evaluating the status of the Gold Ridge Project, including a detailed assessment of the existing mine plans and redevelopment timeframes; (ii) assessing any existing material third party contractual arrangements of ASG; (iii) identifying and assessing the exploration potential of ASG’s assets and how best to assign resources to undertake detailed exploration; and (iv) eliminating duplication of functions where it is economic to do so.

Allied Gold does not anticipate that the acquisition of ASG in its current state will have any material impact upon its business affairs, results of operations or financial position. However, in order to advance the redevelopment of the Gold Ridge Project, Allied Gold will require additional financing. According to ASG’s publicly filed disclosure documents, GRES has provided ASG with the Updated Estimate for redevelopment of the Gold Ridge Project in early 2009 under which the pre-production capital costs (including associated owner costs) for the redevelopment of the Gold Ridge Project amount to approximately US$110.5 million, comprised of: (i) US$58.9 million for major refurbishment and equipment replacement costs, which includes a new power station and all new electrical systems and switchgear; (ii) an additional US$38.5 million for owner costs, including ongoing site overhead, personnel build-up and training for operations village relocation costs, dewatering of the tailings storage facility, construction of all access roads and haul roads and pre-stripping of the first open pit; and (iii) US$13.0 million for contingency allowances. Although Allied Gold has yet to complete its independent review of the redevelopment plan for the Gold Ridge Project, it believes that the GRES pre-production capital costs estimates for the redevelopment of the Gold Ridge Project are reasonable. Allied Gold intends to use a significant portion of the net proceeds of the Offering for the redevelopment of the Gold Ridge Project. See “Use of Proceeds”.

Plans for Allied Gold and ASG Following the Completion of the Offer

Allied Gold has certain intentions with respect to ASG depending upon the level of ownership of ASG acquired under the ASG Offer. If Allied Gold gains effective control of ASG by acquiring 50.1% or more of ASG but does not become entitled to a compulsory acquisition of the remaining outstanding ASG Shares under the Australian Corporations Act, subject to the legal obligations of ASG directors to have regard to the interests of ASG and all ASG shareholders, and the requirements of the Australian Corporations Act, the ASX Listing Rules and applicable securities laws relating to transactions between related parties and conflicts of interest, its intentions with respect to ASG include the following:

(i)
TSX Listing:  Subject to maintaining a sufficient distribution of ASG shareholders, Allied Gold may retain the listing of ASG on the TSX, but only if the benefits of that listing outweigh the additional corporate and compliance costs of doing so. Alternatively, if permitted by applicable law, subsequent to completion of the ASG Offer or any compulsory acquisition, if necessary, Allied Gold may apply to delist the ASG Shares from the TSX.

(ii)
Directors:  Subject to the Australian Corporations Act and ASG’s constitution, Allied Gold intends to replace some of the members of the ASG board of directors with nominees of Allied Gold and to retain an appropriate number of independent directors. In particular, Allied Gold intends to nominate Mark V. Caruso and Frank Terranova for appointment to the ASG board of directors in this case. If ASG remains listed on the TSX, Allied Gold would consider the corporate governance guidelines set out in National Policy 58-201 Corporate Governance Guidelines of the Canadian Securities Administrators when determining the composition of the ASG board of directors.

(iii)
Operations and Assets:  If, during the period of the ASG Offer or following the close of the ASG Offer, ASG becomes a controlled entity but not a wholly-owned subsidiary of Allied Gold, it is the present intention of Allied Gold to attempt to procure that the ASG board of directors implement the objectives and goals Allied Gold has for ASG if it acquires all of ASG as outlined below, to the extent possible and appropriate, recognising the legal duties to other ASG shareholders.

If Allied Gold acquires 90% or more of the ASG Shares, and so becomes entitled to proceed to a compulsory acquisition of the balance of the outstanding ASG Shares under the Australian Corporations Act, its intentions in respect of ASG include the following:

(i)
Directors:  Allied Gold will replace all members of the ASG board of directors and of any company in respect of which ASG has nominee directors with its own nominees. It is expected that the majority of the replacement board members will be members of the Allied Gold board of directors. The Allied Gold board of directors may consider appointing additional directors to the Allied Gold board of directors to represent the interests of former ASG Shareholders.

(ii)
TSX Listing and Reporting Issuer Status:  At the conclusion of the compulsory acquisition process, and subject to applicable law, Allied Gold intends to apply for ASG to be delisted from the TSX (subject to any required approvals on the part of the TSX), thereby eliminating the corporate administration costs associated with maintaining ASG as a separate listed company. In addition, Allied Gold intends to apply to the applicable securities regulatory authorities in Canada for an order that ASG cease to be a reporting issuer in such jurisdictions, thereby eliminating the corporate administration costs associated with maintaining ASG as a reporting issuer.

(iii)
Operations and Assets:  Allied Gold has not had access to all the information relevant to making a final decision regarding what changes, if any, will be made to ASG’s operations. However, Allied Gold intends to redevelop the Gold Ridge Project. Allied Gold has commenced an immediate, broad based review of ASG’s operations on both a strategic and financial level to determine mechanisms for improving the performance and return to shareholders and realise any potential operational and financial synergies available to Allied Gold post-acquisition. The full extent of the review is not able to be determined at this stage, although it is likely to involve some, or all, of the following: (a) evaluating the status of the Gold Ridge project, including a detailed assessment of the existing mine plans and redevelopment timeframes; (b) understanding any existing material third party contractual arrangements; (c) identifying and assessing the exploration potential of ASG’s assets and how best to assign resources to undertake detailed exploration; and (d) eliminating duplication of functions where it is economic to do so. The key objective of this review will be to ascertain the extent of any potential synergies which may be available to Allied Gold and ASG by having gold projects which are located in close proximity to each other, and to the extent synergies are available, to assess the most efficient mechanism to access those synergies.

(iv)
Employees:  The status of ASG’s existing employees will be considered as part of the review outlined above. Allied Gold intends to combine ASG’s corporate head office functions with those of Allied Gold in Brisbane, Australia. Allied Gold will make decisions regarding senior management positions following the general operational review referred to above. Allied Gold will seek to retain the operational experience inherent in Allied Gold’s and ASG’s existing staff. However, where Allied Gold decides that there is duplication, then the role will be filled by the best candidate in the opinion of Allied Gold’s management. Allied Gold will consider whether there are opportunities elsewhere in Allied Gold for those employees who may become redundant as part of the combining of management groups. As a result of the implementation of these intentions, it is possible that certain operational functions, for example, those relating to the maintenance of ASG’s listing on the TSX and continuous disclosure obligations as a reporting issuer in certain jurisdictions of Canada, will become redundant. Some redundancies may occur as a result, however the incidence, extent and timing of such job losses cannot be predicted in advance. If redundancies do occur, the relevant employees will receive benefits in accordance with their contractual and other legal entitlements.

Additional Details of the Acquisition

For the purposes of this short form prospectus and the pro forma financial statements attached as Schedules “A” and “B” to this short form prospectus, November 12, 2009 is assumed to be the acquisition date for the acquisition of ASG. However, the actual date on which Allied Gold will be deemed to have acquired control of ASG for financial reporting purposes has not yet been determined, and when determined may be a date other than November 12, 2009. Allied Gold has not yet determined the fair value of the Acquired ASG Shares. Allied Gold has assumed that the cost of acquisition will comprise the fair value of the Allied Gold shares issued as consideration for the shares of ASG. The price of Allied Gold’s ordinary shares has been calculated at present based on the November 12, 2009 closing share price of Allied Gold shares on the ASX of $0.425 per share, being the best indicator of the date on which Allied Gold acquired control of ASG for the purpose of preparing the pro forma financial statements included in this short form prospectus.

Allied Gold has not obtained, and is not aware of ASG having obtained, within the last 12 months any valuation opinion required by securities legislation or a Canadian exchange or market to support the consideration paid by Allied Gold for the ASG shares.

The ASG Offer is an arm’s length transaction and does not involve any informed person, associate or affiliate of Allied Gold.

Financial Statements

The audited consolidated financial statements of ASG for the year ended June 30, 2009, which are available for review under ASG’s SEDAR profile at www.sedar.com, are specifically incorporated by reference into, and form an integral part of, this short form prospectus.

In addition, attached as Schedule “A” to this short form prospectus are unaudited pro forma financial statements for Allied Gold after giving effect to the acquisition of all of the issued and outstanding ASG Shares under the ASG Offer which have been prepared based on the audited consolidated financial statements of Allied Gold for the year ended June 30, 2009 and the audited consolidated financial statements of ASG for the year ended June 30, 2009, adjusted for the impact of material post balance date events.

Attached as Schedule “B” to this short form prospectus are unaudited pro forma financial statements for Allied Gold after giving effect to the acquisition of the actual number of ASG Shares acquired under the ASG Offer to the date of this short form prospectus which have been prepared based on the audited consolidated financial statements of Allied Gold for the year ended June 30, 2009 and the audited consolidated financial statements of ASG for the year ended June 30, 2009, adjusted for the impact of material post balance date events.

CONSOLIDATED CAPITALIZATION

Since June 30, 2009, there have been no material changes in the Company’s share or loan capital other than in connection with the issuance of 450,000 ordinary shares upon the exercise of stock options and the completion of the acquisition of the Acquired ASG Shares, pursuant to which Allied Gold issued 54,139,911 ordinary shares to former shareholders of ASG on November 9, 2009. See “Significant Acquisition”.

The following table sets forth the consolidated capitalization of Allied Gold as at the dates indicated before and after giving effect to the Offering. The information set forth below is derived from the audited consolidated financial statements of the Company incorporated by reference in this short form prospectus and should be read in conjunction with such financial statements. The Company’s financial statements are prepared and presented in accordance with Australian IFRS rather than Canadian GAAP. A reconciliation of Allied Gold’s financial information to Canadian GAAP is provided at Note 32 to the audited consolidated financial statements of Allied Gold. All dollar amounts below are expressed in Australian dollars.

	Outstanding as at June 30, 2009 (audited)(1)	Outstanding as at October 31, 2009(2) (3)	Outstanding as at October 31, 2009 after giving effect to the Offering(4) (6)
Non Current Liabilities	$12,377,288	$11,743,765		$11,743,765
Issued capital — ordinary shares (authorized: unlimited)(5)	472,643,276	527,233,187		●
	$173,098,363	$196,242,825	$	●
Reserves	$1,199,540	$(516,514)	$	●
Accumulated losses	$(24,257,420)	$(35,721,386)		$(35,721,386)
Total Capitalization	$150,040,483	$160,004,925	$	●

Notes:

(1)
In Canadian dollars, based on the Bank of Canada nominal noon spot exchange rate of $1.00 = C$0.9363 on June 30, 2009, the issued capital was C$162,071,997, the reserves were C$1,123,129, the accumulated losses were C$(22,712,222) and the total capitalization was C$140,482,904.

(2)
In Canadian dollars, based on the Bank of Canada nominal noon spot exchange rate of $1.00 = C$0.9734 on October 31, 2009, the issued capital was C$191,022,766, the reserves were C$(502,775), the accumulated losses were C$(34,771,197) and the total capitalization was C$155,748,794.

(3)	After giving effect to the issuance of 54,139,911 Allied Gold ordinary shares to former shareholders of ASG under the ASG Offer on November 9, 2009.

(4)
In Canadian dollars, based on the Bank of Canada nominal noon spot exchange rate of $1.00 = C$0.9726 on October 31, 2009, the issued capital would be C$    ●    , the reserves would be C$    ●    , the accumulated losses would be C$(34,771,197) and the total capitalization would be C$    ●    .

(5)
See “Description of Securities Being Distributed”. If the balance of the ASG Shares are acquired under the ASG Offer, Allied Gold would issue an additional 56,177,041 ordinary shares and would have an aggregate of 583,410,228 ordinary shares issued and outstanding.

(6)	After deduction of the Agents’ Fee of C$ ● and estimated expenses of the Offering of C$486,300.

USE OF PROCEEDS

In the event that the Offering is fully subscribed, the net proceeds to be received by Allied Gold from the Offering, after deducting the Agents’ Fee of C$    ●    and estimated expenses of approximately C$486,300, are expected to be approximately C$    ●    . Allied Gold intends to use the net proceeds of the Offering as follows:

C$ million
Completion of Allied Gold oxide expansion(1)	27.0
Development of the Gold Ridge Project(2)
Equipment refurbishment and replacement	62.0
Owner costs, haul roads, prestripping and other	40.5
Contingency	13.5
Working capital and general corporate purposes	7.0
TOTAL:	150.0

Notes:

(1)	See “Description of the Business — The Simberi Project — Mining Operation”.

(2)
See “Significant Acquisition — Effect on Financial Position”. These figures are based on the total cost estimate provided to ASG by GRES for redevelopment of the Gold Ridge Project in early 2009 under which the pre-production capital costs (including associated owner costs) for the redevelopment of the Gold Ridge Project amount to approximately US$110.5 million.

Although Allied Gold intends to expend the proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary materially from that set out above depending on future developments in Allied Gold’s mineral properties or unforeseen events.

As at October 31, 2009 the Company had a net working capital of approximately A$8.5 million, consisting of cash, receivables and inventory of approximately A$23.0 million, less trade and other payables of approximately A$14.5 million.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, Allied Gold has agreed to sell and has retained the Agents to act as its agents to offer for sale, on a “best efforts” basis, to the public in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia, up to     ●     Offered Shares at a price of C$    ●    per Offered Share for gross proceeds of C$    ●    , payable in cash against delivery and subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Agency Agreement. The Company has applied to list the Offered Shares on the TSX. Allied Gold will also apply for the quotation of the Offered Shares on the ASX and for admission of the Offered Shares to trading on the AIM. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX. The obligations of the Agents under the Agency Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Offering Price was determined by negotiation between Allied Gold and the Agents. Subject to applicable law, the Agents may offer a portion of the Offered Shares for sale in the United States, United Kingdom and elsewhere outside of Canada.

The Company has granted the Agents the Over-Allotment Option, exercisable from the closing date of the Offering until the date which is 30 days following the closing date of the Offering, to purchase up to the lesser of: (i) the Agents’ over-allocation position (as defined in Part 7 of National Instrument 44-101 — Short Form Prospectus Distributions) in respect of the Offered Shares determined as of the Closing Date; and (ii) an aggregate of up to    ●    additional ordinary shares to cover over-allotments, if any, and for market stabilization purposes. The proceeds from the sale of ordinary shares pursuant to the exercise of the Over-Allotment Option, less the Agents’ Fee and the expenses related to the sale of ordinary shares pursuant to the Over-Allotment Option, will be released to the Company on closing of the Over-Allotment Option. The Over-Allotment Option is exercisable in whole or in part at the sole discretion of the Agents within 30 days after the Closing Date. If the Over-Allotment Option is exercised in full, the total price to the public for the Offered Shares will be C$    ●    , the Agents’ Fee will be C$    ●    and the net proceeds to the Company (before deducting the expenses of the Offering, estimated to be C$    ●    ) will be C$    ●    . This short form prospectus qualifies the grant of the Over-Allotment Option and the distribution of the ordinary shares of the Company issuable thereunder. A purchaser who acquires ordinary shares forming part of the Over-Allotment Option acquires those ordinary shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Agents have agreed to use their commercially reasonable efforts to secure subscriptions for the Offered Shares offered under this short form prospectus and pursuant to the Agency Agreement on behalf of the Company, but are not obligated to buy any Offered Shares that are not sold. The obligations of the Agents under the Agency Agreement may be terminated at the discretion of the Agents and the Agents may withdraw subscriptions for Offered Shares on behalf of subscribers on the basis of their assessment of the state of the financial markets or upon the occurrence of certain stated events, including, without limitation, any material adverse change in the business or financial condition of the Company. The Agents may offer selling group participation to other registered dealers, with compensation to be negotiated between the Agents and such selling group participants, but at no additional cost to the Company.

The closing of the Offering is conditional upon Allied Gold’s receipt of the Shareholder Approval (as hereinafter defined) to issue shares exceeding 15% of the total ordinary shares of Allied Gold on issue at the commencement of the 12 month period prior to the Closing Date in accordance with the Listing Rules of the ASX. If the Shareholder Approval is not obtained, the Offering will not proceed as currently contemplated. See “Description of Securities Being Distributed”.

Pursuant to the Agency Agreement, Allied Gold has agreed to pay the Agents’ Fee to the Agents equal to 6% of the gross proceeds of the Offering. Subject to applicable laws and in connection with the distribution of the Offered Shares, the Agents may effect transactions which stabilize or maintain the market price of the ordinary shares of Allied Gold at levels other than those which otherwise might prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to the Agency Agreement, the Company has agreed to indemnify each of the Agents and their affiliates and their respective directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Agents may be required to make in respect thereof. The Company also agreed to pay the fees and expenses of the Agents in connection with the Offering, including the fees and expenses of legal counsel retained by the Agents.

Subscriptions for Offered Shares offered hereunder will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on December  ● , 2009 or such other date as the Company and the Agents shall agree (the “Closing Date”), but no later than December  ● , 2009.

It is expected that one or more global certificates for the Offered Shares distributed under this short form prospectus will be issued in registered form to CDS and will be deposited with CDS on the Closing Date. No certificate evidencing the Offered Shares will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depository service of CDS. Notwithstanding the foregoing, (i) Offered Shares issued in the United States or issued to U.S. Persons (as defined in Regulation S under the 1933 Act) will be in the form of a definitive certificate issued to the holders thereof; and (ii) Offered Shares issued in the United Kingdom may, if so agreed to by the Company and the Agents, be settled through CREST, an electronic settlement system operated by Euroclear UK and Ireland Limited.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Agents may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Offered Shares are terminated, bid for or purchase Allied Gold ordinary shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of ordinary shares if the bid or purchase is made through the facilities of the TSX in accordance with the Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Agents, or if the client’s order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules; and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Agents may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of Allied Gold ordinary shares is for the purpose of maintaining a fair and orderly market in the Offered Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

None of the Offered Shares have been or will be registered under the 1933 Act, or any state securities laws. Accordingly, the Offered Shares may not be offered or sold within the United States except in accordance with an exemption from the registration requirements of the 1933 Act and applicable state securities laws. The Agents have agreed that, except as permitted by the Agency Agreement and as expressly permitted by applicable laws of the United States, it will not offer or sell any Offered Shares within the United States. The Agency Agreement permits the Agents through certain of their U.S. broker-dealer affiliates to (i) offer Offered Shares and the Company may sell Offered Shares to certain accredited investors as substituted purchasers in transactions that comply with the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D thereunder, and (ii) offer and resell Offered Shares purchased from the Company to qualified institutional buyers in accordance with the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares offered hereby in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the 1933 Act.

The Offering is only being and may only be made to, and this short form prospectus is only being and may only be distributed to and directed at, persons in the United Kingdom who are (a) “qualified investors” within the meaning of Section 86(7) of the U.K. Financial Services and Markets Act 2000 (“FSMA”) acting as principal or in circumstances where Section 86(2) of FSMA applies, and (b) also within the categories of persons referred to in Article 19 (investment professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “relevant persons”). The Offered Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Offered Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This short form prospectus does not constitute an offer of transferable securities to the public in the United Kingdom for the purposes of Section 85(1) and 102B of FSMA. This short form prospectus is not a prospectus for the purposes of Section 85(1) of the FSMA. Accordingly, this short form prospectus has not been examined or approved by the U.K. Financial Services Authority (the “FSA”) under Section 87A of the FSMA or by the London Stock Exchange plc and has not been filed with the FSA pursuant the rules published by the FSA implementing the Prospectus Directive (2003/71/EC) nor has it been approved by an authorized person for the purposes of Section 21 of FSMA.

Allied Gold has agreed not to, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any Allied Gold ordinary shares or securities convertible into, exchangeable for or otherwise exercisable into Allied Gold ordinary shares for a period of 180 days following the Closing Date without the prior written consent of the Agents, other than: (i) pursuant to the Offering; (ii) the issuance of non-convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Company currently outstanding; (iv) pursuant to the Company’s stock option plan or similar share compensation arrangements; or (v) pursuant to the acquisition of shares or assets of arm’s length persons which does not result in a change of control of the Company.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

This short form prospectus qualifies for distribution    ●    Offered Shares. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the ordinary shares of the Company thereunder.

Ordinary Shares

Subject to certain prescribed exceptions, under the Australian Corporations Act and the Company’s Constitution, the Company is authorized to issue an unlimited number of ordinary shares. At the date of this short form prospectus, the Company has issued and outstanding an aggregate of 527,233,187 ordinary shares and 45,124,427 options to acquire ordinary shares. No other securities of Allied Gold are issued or outstanding.

The holders of Allied Gold ordinary shares are entitled:

(a)	subject to any rights or restrictions for the time being attached to any class or classes of shares, to vote at all meetings of shareholders of the Company;

(b)
to receive (subject to the rights of any holders of preference shares and to the rights of the holders of any shares created or raised under any special arrangement as to dividends) any dividends declared by the Company; and

(c)
to receive (subject to the rights of holders of shares (if any) with special rights in winding up) all moneys and property that are to be distributed among shareholders on a winding up, to be distributed in proportion to the shares held by them respectively, irrespective of the amount paid up or credited as paid up.

The ordinary shares do not carry any pre-emptive, redemption, retraction, purchase for cancellation or surrender, conversion or exchange rights, nor do they contain any sinking fund or purchase fund provisions.

Modifications to the rights, privileges, restrictions and conditions attached to the ordinary shares (including the creation of another class of shares that ranks prior to or on a parity with the ordinary shares) requires an affirmative vote of not less than two thirds of the votes cast at a meeting of the holders of ordinary shares of the Company.

Although Allied Gold is authorized to issue an unlimited number of ordinary shares under the Australian Corporations Act and its Constitution, the Listing Rules of the ASX provide a company must not, subject to certain exceptions, issue during any 12 month period any equity securities or other securities with rights of conversion to equity (such as an option) if the number of securities exceed 15% of the total ordinary shares on issue at the commencement of that 12 month period. As of the date of this short form prospectus, the Company does not have sufficient capacity under this 15% limit to issue all of the Offered Shares contemplated under the Offering. Accordingly, a meeting of Allied Gold’s shareholders will be held on or about December 14, 2009, at which the shareholders will vote on a resolution to approve the issuance of up to A$200,000,000 in ordinary shares pursuant to the Offering provided that the issue price will not be less than 80% of the average market price for the Company’s ordinary shares over the last 5 days before the filing of the (final) prospectus in respect of the Offering (the “Shareholder Approval”). The resolution to be presented to the Company’s shareholders in this regard must be passed by a simple majority of the votes cast thereon, either in person or by proxy. Pursuant to the terms of the Agency Agreement, the closing of the Offering is conditional upon the Company’s receipt of the Shareholder Approval. If the Shareholder Approval is not obtained, the Offering will not proceed as currently contemplated.

PRIOR SALES

During the 12 month period before the date of this short form prospectus, Allied Gold issued an aggregate of 116,238,911 shares as follows:

Date	Price per Share ($)			Number of Shares	Description of Transaction
February 27, 2009	$	A0.50		61,649,000	Private placement
October 20, 2009	$	A0.35		100,000	Exercise of options
November 9, 2009	Nil		(1)	54,139,911	Take-over bid(1)
November 9, 2009	$	A0.35		350,000	Exercise of options

Notes:

(1)
Issued in connection with the ASG Offer. The final determination of the purchase consideration for which these shares have been issued has not yet been made but the consideration is currently deemed to be A$0.425 per share on a preliminary basis based on the closing price of the Allied Gold shares on the ASX on November 12, 2009. See “Significant Acquisition”.

PRICE RANGE AND TRADING VOLUME OF SHARES

Allied Gold’s ordinary shares currently trade on the ASX under the symbol “ALD” and on the AIM under the symbol “AGLD”. The following table sets forth the reported high and low sale prices and the average trading volume for the shares on the ASX and AIM, respectively, for each of the periods indicated.

ASX	High ($)	Low ($)	Daily Average Volume
November 1 — November 11, 2009	0.48	0.38	399,239
October 2009	0.515	0.39	343,872
September 2009	0.545	0.42	664,209
August 2009	0.47	0.41	260,903
July 2009	0.455	0.38	295,902
June 2009	0.55	0.34	553,096
May 2009	0.45	0.29	662,453
April 2009	0.44	0.32	150,217
March 2009	0.46	0.365	340,413
February 2009	0.57	0.33	396,867
January 2009	0.465	0.30	228,900
December 2008	0.43	0.22	212,481
November 2008	0.31	0.20	171,948
October 2008	0.315	0.185	194,760

AIM	High (pence)	Low (pence)	Daily Average Volume
November 1 — November 11, 2009	27.5	22.5	247,837
October 2009	29.25	23.5	250,535
September 2009	30	22	799,458
August 2009	23.5	21.5	224,739
July 2009	21.25	19.25	258,941
June 2009	26.75	19	369,667
May 2009	24.75	15.5	419,460
April 2009	20.5	16	112,342
March 2009	20	17	154,257
February 2009	23	16.25	333,271
January 2009	22.63	14.25	121,073
December 2008	21	10.25	152,194
November 2008	13.75	9.5	98,431
October 2008	14.25	8.75	149,253

The Company received conditional approval on November 5, 2009 for its ordinary shares to be listed and posted for trading on the TSX and they will commence trading on the TSX under the symbol “ALG” on November 16, 2009.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
FOR CANADIAN SHAREHOLDERS OF ALLIED GOLD

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to any purchaser of Offered Shares, who, for purposes of the Tax Act at all relevant times, is or is deemed to be resident in Canada, will hold the Offered Shares issued under this prospectus as capital property and deals at arm’s length with and is not affiliated with Allied Gold (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not hold the Offered Shares in the course of carrying on a business of buying and selling securities and has not acquired the Offered Shares as an adventure in the nature of trade. Under the Tax Act, shares, including the Offered Shares, acquired by certain “financial institutions” (as defined in subsection 142.2(1) of the Tax Act) will generally not be held as capital property by such holders and will be subject to special “mark-to-market” rules contained in the Tax Act. This summary does not take into account these special rules, and prospective purchasers to which these special rules may be relevant should consult their own tax advisors.

This summary does not apply where the Company would be a “foreign affiliate” of the prospective purchaser for purposes of the Tax Act. This summary does not apply to a prospective purchaser of an interest which would be a “tax shelter investment” as defined in the Tax Act or to a prospective purchaser that makes a functional currency reporting election in accordance with the provisions of the Tax Act. Such prospective purchasers should consult their own tax advisors.

This summary is of general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. This summary is not exhaustive of all Canadian federal income tax considerations. There may also be tax considerations for investors under the laws of Australia or the laws of any other jurisdiction in which the investor resides or to which the investor is subject that are not addressed by this summary. Accordingly, prospective purchasers are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. No assurance can be given that the Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares, (including dividends, adjusted cost base and proceeds of disposition) must generally be converted into Canadian dollars using the appropriate exchange rate quoted by the Bank of Canada at noon on the relevant day or such other rate or rates of exchange acceptable to the Minister of National Revenue (Canada) determined in accordance with the Tax Act in that regard.

Dividends on Offered Shares

Any dividends received or deemed to be received on the Offered Shares by a Holder who is an individual will be included in the individual’s income and will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Dividends received or deemed to be received on the Offered Shares by a Holder that is a corporation will be included in computing the corporation’s income and generally will not be deductible in computing the corporation’s taxable income.

A Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% in respect of dividends received or deemed to be received on the Offered Shares.

Australian non-resident withholding tax or other Australian income tax payable by a Holder in respect of dividends received on the Offered Shares may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances prescribed in the Tax Act.

Dispositions of Offered Shares

A Holder who disposes of or is deemed to dispose of Offered Shares will generally realize a capital gain (or capital loss) to the extent that the Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Offered Shares to the Holder immediately before the disposition. One-half of any capital gain (the “taxable capital gain”) realized by a Holder will be included in the Holder’s income for the year of disposition. One-half of any capital loss realized (the “allowable capital loss”) generally must be deducted by the Holder against taxable capital gains realized by the Holder for the year of disposition. Any excess of allowable capital losses over taxable capital gains for the year of disposition generally may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Tax Act.

Australian tax, if any, levied on any gain realized on the disposition of the Offered Shares may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances prescribed under the Tax Act.

Capital gains realized by a Holder that is an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Corporations that are “Canadian-controlled private corporations”, as defined in the Tax Act, may be subject to an additional refundable 6 2/3% tax on their “aggregate investment income” (which is defined in the Tax Act to include an amount in respect of taxable capital gains).

Proposals Regarding Foreign Investment Entities

The Proposals contain provisions that relate to the taxation of certain interests held by Canadian residents in “foreign investment entities” (the “FIE Proposals”). The FIE Proposals are intended to be applicable for taxation years commencing after 2006, notwithstanding that they have yet to be passed into law. However, the January 27, 2009 federal budget announced that the Government of Canada will review the existing FIE Proposals in light of submissions that it has received before proceeding with measures in the area. The FIE Proposals are complex, their application is unclear in certain circumstances, and no tax ruling, comfort from the Department of Finance or legal opinion has been sought or obtained in this regard. In addition, there can be no assurance that the FIE Proposals will be enacted in the form proposed, and any amendments that are made may give rise to adverse consequences to Holders, even on a retroactive basis.

The following discussion is intended only as a general outline of certain aspects of the FIE Proposals and does not constitute an exhaustive summary of the FIE Proposals. Further, the following discussion of the FIE Proposals should not be construed as advice to any particular Holder regarding the implications of the FIE Proposals in the Holder’s particular circumstances. Holders are urged to consult their own tax advisors regarding the impact of the FIE Proposals in their circumstances.

The FIE Proposals would generally require a taxpayer (other than an “exempt taxpayer”) that holds a “participating interest” (other than an “exempt interest”) in a “foreign investment entity” to include in income annually as income from property the amount determined by multiplying the “designated cost” of the participating interest by a fluctuating rate based on the prescribed rate of interest for refunds owing by the Minister of National Revenue under the Tax Act from time to time, unless the taxpayer makes a valid election to use either the “accrual method” or the “mark-to-market” method. In general terms, if the FIE Proposals are enacted as proposed and do apply to the Offered Shares, a Holder may be required to include in income for each relevant taxation year a deemed amount of income or gains relating to such securities computed in accordance with the FIE Proposals, regardless of whether or not the Holder actually receives any income from, or realizes any gains relating to, such securities.

An entity will generally be a foreign investment entity for a taxation year where it is a “non-resident entity” unless (i) the “carrying value” of all of its “investment property” at the end of that year is not greater than one-half of the carrying value of all of its property, or (ii) throughout that year its principal undertaking is the carrying on of a business that is not an “investment business”. The determination of whether or not the Company is a foreign investment entity would, under the FIE Proposals, have to be made on an annual basis at the end of each taxation year of the Company. The Company has currently not made such a determination, has obtained no ruling or legal opinion in this regard, and is unable to provide any assurance as to whether the Company will be a foreign investment entity for the purposes of the FIE Proposals at the end of its current taxation year or at the end of any subsequent taxation year.

A participating interest in a foreign investment entity will generally include shares or interests in, and rights to acquire shares or interests in, non-resident corporations, trusts or other entities that are foreign investment entities. For the purposes of the FIE Proposals, the Offered Shares will be participating interests in the Company.

Even if the Company were a foreign investment entity for purposes of the FIE Proposals at the end of a taxation year, if the Offered Shares qualified as “exempt interests” for a particular Holder at that time, the FIE Proposals would not apply in respect of such Holder’s Offered Shares. Generally, under the FIE Proposals, the Offered Shares, would be “exempt interests” to a particular Holder at a particular time if:

(a)	it was reasonable to conclude that the Holder had no “tax avoidance motive” (within the specific meaning of the FIE Proposals) in respect of the Offered Shares at that time;

(b)	throughout the relevant period for purposes of the FIE Proposals, the Offered Shares were an “arm’s length interest” (within the specific meaning of the FIE Proposals) of the Holder; and

(c)
throughout such period either (i) the Company is resident in a country in which there is a designated stock exchange (which includes Australia) and the Offered Shares are listed on a designated stock exchange (which includes the TSX and the ASX), or (ii) the Company is governed by and exists under the laws of a country with which Canada has entered into a tax treaty (which includes Australia) and is a resident of that country for the purposes of the tax treaty.

With respect to these requirements, it should be noted that (i) whether a Holder has a “tax avoidance motive” as defined for purposes of the FIE Proposals will depend on the Holder’s own particular circumstances, (ii) the “arm’s length interest” requirement is a multi-faceted test under the FIE Proposals, (iii) there can be no guarantee that the Offered Shares will be or remain listed on a designated stock exchange as of any particular time, (iv) other elements of the requirements referenced in (a) to (c) above are subject to interpretation and to the detailed provisions of the FIE Proposals, and (v) all of the above is subject to any amendments to the FIE Proposals prior to (or following) enactment, and there can be no assurance that the form enacted will not have adverse effects on Holders, even retroactively. For all of the foregoing reasons, the Company is unable to provide assurance that Offered Shares will be “exempt interests” at any time, and no ruling or legal opinion in this regard has been sought or obtained.

Foreign Property Information Reporting

In general, a “specified Canadian entity”, as defined in the Tax Act, for a taxation year or fiscal period whose total cost amount of “specified foreign property”, as defined in the Tax Act, at any time in the taxation year or fiscal period exceeds C$100,000, is required to file an information return for the taxation year or fiscal period disclosing prescribed information, including the cost amount and any income in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a specified Canadian entity. The Offered Shares will be specified foreign property to a Holder. The reporting rules in the Tax Act are complex and this summary does not purport to explain all circumstances in which reporting may be required by any investor. Accordingly, Holders should consult their own tax advisors regarding compliance with these rules.

CANADIAN AND AUSTRALIAN ONGOING REPORTING REQUIREMENTS

Allied Gold is a reporting issuer in the provinces of British Columbia, Manitoba and Ontario. However, it only recently became a reporting issuer and is currently a “designated foreign issuer” as that term is defined in National Instrument 71-102 — Continuous Disclosure and Other Exemptions Relating to Foreign Issuers. As such, the Company is not subject to the same ongoing reporting requirements as other reporting issuers in Canada. Generally, Allied Gold will be able to comply with Canadian ongoing reporting requirements if it complies with the disclosure regime in Australia and files any documents required to be filed in Australia on SEDAR. Allied Gold anticipates that it may not qualify as a “designated foreign issuer” following the completion of the Offering.

In Australia, the Listing Rules of the ASX regulate various matters, including continuous and periodic disclosure obligations, changes in capital and new issues of securities, transactions with persons in a position of influence and significant changes to the nature or scale of a corporation’s activities. These rules are similar but not identical to some of the listing rules of the TSX. A summary of some of the requirements imposed on corporations listed on the ASX is set out below.

New Issuances of Securities

Subject to certain exceptions, the ASX Listing Rules restrict a corporation from issuing or agreeing to issue equity securities in any 12 month period which would amount to more than 15% of the corporation’s total issued and outstanding ordinary shares. The term “equity security” includes a share, a unit, a right to a share or unit or option, an option over an issued or un-issued security, a convertible security and any security which the ASX classifies as an equity security, but not a debt security. Exceptions to this restriction include (but are not limited to) issuances made with shareholder approval, pro rata issuances to holders of ordinary shares, issuances on conversion of convertible securities where the convertible securities were issued prior to listing or in compliance with the ASX Listing Rules, issuances under certain takeover bids or mergers by scheme of arrangement and issuances under certain employee share schemes and dividend reinvestment plans.

Transactions with Persons in a Position of Influence

A corporation may not issue or agree to issue any securities to a related party (including an entity that controls the corporation, the corporation’s directors, entities controlled by directors and the directors’ relatives and third parties acting in concert with a related party of the corporation) without shareholder approval. This restriction also extends to an issue of securities to a person whose relationship with the entity or a related party is, in the ASX’s opinion, such that approval is warranted.

Shareholder approval is also required if a listed corporation proposes to acquire a substantial asset from, or dispose of a substantial asset to, a related party, a substantial shareholder (which includes any person who, together with their associates, holds or held, within the preceding six months, 10% or more of the shares in the corporation), a subsidiary (although this restriction does not apply to wholly-owned subsidiaries) and associates of the preceding parties. This restriction also extends to an issue of securities to a person whose relationship with those parties is, in the ASX’s opinion, such that approval should be obtained. In broad terms, an asset is a substantial asset if it is valued at 5% or more of the total equity interests of the corporation as last reported to the ASX.

Significant Transactions

If a corporation listed on the ASX proposes to make a significant change, either directly or indirectly, in the nature or scale of its activities, it must provide the ASX with information regarding the change and its impact on the corporation’s future earnings together with any other information which the ASX may request. The ASX may also require that the corporation obtain shareholder approval (by a simple majority) to the proposed change and may impose certain requirements in respect of the notice of meeting delivered to shareholders in connection with the meeting convened to consider the proposal. However, if the significant change involves the corporation disposing of its main undertaking, shareholder approval is compulsory and the corporation must also comply with the ASX’s requirements in relation to the notice of meeting of shareholders.

Corporate Governance

Both the TSX and the ASX follow corporate governance standards based on principles rather than rules. In the Canadian approach, corporations are required to disclose the extent to which they comply with established disclosure standards with a public explanation of any discrepancies. In addition, Canadian securities regulatory authorities have developed voluntary corporate governance guidelines to provide guidance to issuers. The ASX has a similar regime which requires corporations to provide a statement in their annual report disclosing the extent to which they have followed the best practice recommendations in the reporting period. Where corporations have not followed all the recommendations or followed one or more recommendations for only part of the relevant period, the corporation must identify the recommendations that have not been followed and give reasons for not following them or, if applicable, state the period during which it has followed the relevant recommendation.

RISK FACTORS

The ordinary shares of Allied Gold are considered speculative due to the nature of the Company’s business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below.

Allied Gold currently operates a single mineral project.

Allied Gold currently has one operating gold mine, the Simberi gold mine. Any event leading to the reduction in production or closure of this mine will have a material adverse effect on the Company’s financial performance and results of operations.

The Simberi Project accounts for all of the Company’s mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the Simberi Project may have a material adverse effect on the Company’s financial performance and results of operations. These developments include, but are not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, hiring suitable personnel and engineering contractors, or securing supply agreements on commercially suitable terms.

Although Allied Gold has acquired partial ownership of the Gold Ridge Project in the Solomons Islands through its acquisition of the Acquired ASG Shares under the ASG Offer, it has not yet acquired all of the ASG Shares and its plans for ASG and the Gold Ridge Project are still under review. The Company does, however, intend to use a significant portion of the proceeds of the Offering for the development of the Gold Ridge Project. See “Significant Acquisition”.

Precious metal exploration projects may not be successful and are highly speculative in nature.

The exploration for and development of precious metals involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a precious metal deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a precious metal deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of precious metals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search and evaluation of precious metal deposits will result in discoveries of commercial quantities of such metals.

Mining operations generally involve a high degree of risk.

Mining operations are subject to all the hazards and risks normally encountered in the exploration for and development and production of precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, labour force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Should any of these risks and hazards affect any of Allied Gold’s proposed mining operations, it may cause the cost of production to increase to a point where it would no longer be economic to produce gold from the Company’s mineral reserves, which would have a material and adverse affect on the financial condition, results of operation, and cash flows of the Company.

Gold price volatility may affect the future production, profitability, financial position and financial condition of Allied Gold.

The development and success of the Simberi Project will be primarily dependent on the future price of gold. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Company. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold and other base and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, the Company’s properties to be impracticable or uneconomic. Depending on the price of gold and other base metals, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on gold prices that are adequate to make these properties economically viable. Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting the Company’s mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Allied Gold’s mineral resources and reserves are estimates only.

There is no certainty that the mineral resources, or any future mineral reserve, attributable to Allied Gold will be realized. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and currency exchange rates. Any material change in the quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition. Also, a reduction in estimated reserves could require material write-downs in investment in the affected mining property and increased amortization, reclamation and closure changes.

Foreign investments and operations are subject to numerous risks associated with operating in foreign jurisdictions.

Allied Gold conducts mining, development or exploration activities in PNG. Allied Gold’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on Allied Gold’s profitability or the viability of its affected foreign operations, which could have a material and adverse effect on Allied Gold’s future cash flows, earnings, results of operations and financial condition.

Risks may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of PNG or by its court system. These risks may limit or disrupt Allied Gold’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

The economy and political system of PNG should be considered by investors to be less predictable than those in countries in which the majority of investors are likely to be resident. The possibility that the current, or a future, government may adopt substantially different policies, take arbitrary action which might halt production, extend to the re-nationalization of private assets or the cancellation of contracts, the cancellation of mining and exploration rights and/or changes in taxation treatment cannot be ruled out, the happening of any of which could result in a material and adverse effect on the Company’s results of operations and financial condition.

The following are risks more specifically associated with the Company’s operations in PNG;

(a)	Legal Systems

PNG has a less developed legal system than Australia or Canada, which may result in risks such as: (i) potential difficulties in obtaining effective legal redress in the courts of PNG, whether in respect of a breach of law or regulation, or in an ownership dispute; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. The commitments of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licences and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.

(b)	Civil Unrest

There have been instances of civil unrest within PNG. Although the Company believes that the risk of civil insurrection on Simberi Island and the Tabar Islands in general is unlikely, there can be no assurance that the people of the region will not disrupt operations at the proposed mine site in the future.

(c)	Government Stability

Allied Gold’s mining operations are subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalisation, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future PNG Government actions concerning the economy or the operation and regulation of nationally important facilities such as mines could have a significant effect on the company. No assurances can be given that the Simberi operation will not be adversely affected by future developments in PNG. Fiscal and tax policy in PNG can be uncertain and subject to sudden changes. For example, the PNG Government imposed and later replaced a 4% mining levy and 15% withholding tax on interest in 1998 and 1999. In addition to the national PNG Government, PNG has a system of 19 provincial level governments, which are funded almost entirely by direct grants from the national PNG Government. In the past, there have been disagreements between the PNG Government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements.

(d)	PNG Land Policy

Since 1978, the PNG Government has maintained a policy of holding an equity participation option of up to 30% in mining projects located in PNG. This equity has been purchased on a historical or sunk cost basis. In 1992, the previous PNG Government announced a decision to increase the PNG Government’s equity interest in an existing gold project at Porgera and renegotiated that interest from 10% to 25%. Although the other joint venturers in the Porgera project resisted this move, a price was ultimately negotiated and accepted by all parties. The Company is not aware of any current intention on the part of the PNG Government to seek equity participation in its PNG projects. No assurance can be given that the PNG Government will not seek to acquire equity in the Simberi or other Tabar Islands properties in the future. In the past the PNG Government has taken equity only in major mining projects of national significance.

Approximately 97% of land in PNG is held under a land tenure system, the nature and terms of which vary considerably throughout the country. In general, land held under such tenure cannot be alienated and is almost entirely communally owned. Title to most land in PNG has not been recorded or registered and there has been little surveying. As a result, title to land (in Western legal terms) is often unclear. Disputes over land ownership are common, especially in the context of resource developments. Identifying all the affected landowners, and structuring compensation arrangements that are both fair and acceptable to all of them, can be difficult. The Company believes that the satisfactory resolution of local landowner concerns is essential to the development and operation of a mine in PNG and believes that it enjoys sound relationships with the affected landowners. The Company has always been committed to spending considerable time, effort and expense in order to resolve landowner issues relating to the Simberi operation, but there can be no assurance that disruptions arising out of landowner dissatisfaction will not occur.

Allied Gold may experience regulatory, consent or permitting delays.

The business of mineral exploration, project development, mining and processing is subject to various national and local laws and plans relating to: permitting and maintenance of title; environmental consents; taxation; employee relations; heritage/historic matters; health and safety; royalties; land acquisition; and other matters.

There is a risk that the necessary permits, consents, authorizations and agreements to implement planned exploration, project development, or mining may not be obtained under conditions or within time frames that make such plans economic, that applicable laws, regulations or the governing authorities will change or that such changes will result in additional material expenditures or time delays.

EL 609 held by the Company, and which is the subject of the Company’s joint venture with Barrick Gold Corporation, has an expiry date of May 2009 and is currently the subject of an application for renewal for an additional two year term which has not yet been processed, failing which the Company’s rights to EL 609 may be forfeited. Although the Company has no reason to believe that EL 609 will not be renewed for an additional two year term, there can be no assurance that will be the case. Any failure to renew EL 609 may have a material adverse effect on the Company’s financial condition and results of operations.

There is no assurance as to Allied Gold’s ability to sustain and expand mineral reserves and resources.

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The life-of-mine estimates included in this document in respect of the Simberi Project may not be correct. The Company’s ability to maintain or increase its annual production of gold in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines. The Simberi Project has an remaining life of over 10 years based only on proven and probable mineral reserves.

Feasibility studies may be used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result Allied Gold cannot give assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated, thereby impacting on the economic viability of the project.

Allied Gold’s current and proposed exploration and mining activities are predominantly in one country.

Allied Gold is conducting its exploration and development activities predominantly in PNG. Allied Gold believes that the Government of PNG supports the development of natural resources. There is no assurance that future political and economic conditions in PNG will not result in the Government of PNG adopting different policies respecting foreign development and ownership of mineral resources. Any such change in policy may result in changes in laws affecting ownership of assets, land tenure and mineral concessions, taxation, royalties, rates of exchange, environmental protection, labour relations, repatriation of income and return of capital, which may affect both Allied Gold’s ability to undertake exploration and development activities in respect of future properties as well as its ability to continue to explore and develop those properties in respect of which it has obtained mineral exploration rights to date.

Allied Gold’s title to mineral rights could be challenged.

The acquisition and retention of title to mineral rights is a detailed and time consuming process. Title to, and the area of, mineral resource claims may be disputed or challenged. The Company’s right to explore for, mine, produce and sell gold from the Simberi Project is based on the Exploration and Mining License. Should Allied Gold’s rights under the Exploration and Mining License not be honoured or be unenforceable for any reason, or if any material term of the Exploration and Mining License is unilaterally changed or not honoured, including the boundaries, Allied Gold’s ability to explore and produce gold in the future would be materially and adversely affected, and this would have a material and adverse effect on the Company’s financial performance and results of operations.

Allied Gold relies on its management team and outside contractors, and the loss of one or more of these persons may adversely affect Allied Gold.

The success of the operations and activities of Allied Gold is dependent to a significant extent on the efforts and abilities of its management and outside contractors. Investors must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors. Allied Gold does not have in place formal programs for succession of management and training of management, nor does it hold key person insurance on these individuals. The loss of one or more of these key employees or contractors, if not replaced, could adversely affect Allied Gold’s profitability, results of operations and financial condition.

Inferred mineral resources are uncertain and their economic viability cannot be assured.

Inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Allied Gold has a limited history of mining operations.

The Company has a limited history of mining operations, and there is no assurance that it will successfully operate profitably or provide a return on investment in the future. The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining property. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will profitably produce metals at any of its properties. Other factors mentioned in this section entitled “Risk Factors” may also prevent Allied Gold from successfully operating a mine.

Allied Gold’s properties are subject to environmental risks.

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. Allied Gold cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Land reclamation requirements for exploration properties may be burdensome and may divert funds from the Company’s exploration programs

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on the Company in connection with its mineral exploration, the Company must allocate financial resources that might otherwise be spent on further exploration programs.

Allied Gold’s insurance coverage does not cover all of its potential losses, liabilities and damages related to its business and certain risks are uninsured or uninsurable.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes or slowdowns, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Currency fluctuations may affect the costs that Allied Gold incurs in its operations.

The Company’s revenue from gold sales is received in United States dollars while a significant portion of its operating expenses will be incurred in the Australian dollars, PNG Kina and other foreign currencies. From time to time, the Company will borrow funds and will incur capital expenditures that are denominated in foreign currency. The appreciation of non-U.S. dollar currencies in those countries where Allied Gold has mining and exploration operations against the U.S. dollar would increase the costs of gold production at such operations which could materially and adversely affect the Company’s profitability, results of operation and financial position.

Allied Gold has a history of operating losses and there can be no assurance that Allied Gold will ever be profitable.

Allied Gold’s operations have sustained operating losses during recent fiscal years.

Allied Gold may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to Allied Gold.

In order to finance future operations, the Company may need to raise funds through the issuance of ordinary shares or the issuance of debt instruments or other securities convertible into ordinary shares. There can be no assurance that financing will be available to the Company or, if it is, that it will be offered on acceptable terms. The Company cannot predict the size of future issuances of ordinary shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Company’s ordinary shares. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company’s financial condition, results of operations and liquidity and require the Company to cancel or postpone planned capital investments.

It may be difficult to effect service of process on Allied Gold’s directors, officers and others

All of the Company’s directors reside outside of Canada. Substantially all of the assets of these persons are located outside of Canada. It may not be possible for investors to effect service of process within Canada upon the directors, officers and experts of the Company. It may also not be possible to enforce against the Company, certain of its directors and officers, and certain experts named herein, judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future

Competition in the mineral exploration and development business is intense and could adversely affect Allied Gold’s ability to develop its properties. Allied Gold competes with numerous individuals and companies, including major mining companies, many of which have greater financial and operational resources than the Company. There is a high degree of competition for the discovery and acquisition of properties considered to have commercial potential. The Company competes with other mining companies, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Insofar as certain directors of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors to the Company and to such other mineral resource companies

Certain directors and officers of the Company are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnership or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of the Company. Directors and officers of the Company with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

Estimates and assumptions used in preparing the Company’s consolidated financial statements and actual amounts could differ

Preparation of the consolidated financial statements requires the Company to use estimates and assumptions. Accounting for estimates requires the Company to use its judgment to determine the amount to be recorded on its financial statements in connection with these estimates. Allied Gold’s estimates and assumptions used in the valuation of work-in-progress inventories include estimates of gold expected to be recovered and the price expected to be realized when the metals are recovered. If the estimates and assumptions are inaccurate, Allied Gold could be required to write down the recorded value of its work in progress inventory. On an ongoing basis, Allied Gold re-evaluates its estimates and assumptions. However, the actual amounts could differ from those based on estimates and assumptions.

The Company’s ordinary shares are publicly traded and are subject to various factors that may make the Company’s share price volatile

The market price of the Company’s ordinary shares could fluctuate significantly. The market price of the Company’s ordinary shares may fluctuate based on a number of factors in addition to those listed in this Annual Information Form, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Company’s ordinary shares or the shares of other companies in the resource sector;

•	changes in general economic conditions;

•	the number of the Company’s ordinary shares publicly traded;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

•	the factors listed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

In addition, the market price of the Company’s ordinary shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments.

The Company has not historically paid dividends

The Company has historically not paid cash dividends on its shares. The payment of future cash dividends, if any, will be reviewed periodically by the board of directors of the Company, and will depend upon, among other things, conditions then existing, including the Company’s earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors.

Allied Gold may be considered a “foreign investment entity” which may have adverse Canadian tax consequences for its Canadian investors.

If the Company becomes a “foreign investment entity” within the meaning of the FIE Proposals, there may be certain adverse tax consequences. See “Canadian Federal Income Tax Considerations for Canadian Shareholders of Allied Gold”.

The integration of Allied Gold and ASG may not occur as planned

The ASG Offer has been made with the expectation that its successful completion will result in increased gold production and enhanced growth opportunities for Allied Gold. These anticipated benefits will depend in part on whether Allied Gold and ASG’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to ASG post-acquisition have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of ASG’s operations after completion of the ASG Offer could be adversely affected if ASG post-acquisition cannot retain selected key employees to assist in the integration and operation of ASG and Allied Gold.

Change of control provisions in ASG’s agreements triggered upon the acquisition of ASG may lead to adverse consequences

ASG may be a party to agreements or arrangements that contain change of control provisions that may be triggered following completion of the ASG Offer, since Allied Gold will hold ASG Shares representing a majority of the voting rights of ASG if the ASG Offer is successful. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect ASG’s results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the business, prospects, assets, results of operations and condition (financial or otherwise) of Allied Gold.

Allied Gold is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates, and if the business combination is successful, Allied Gold may be exposed to increased environmental costs and liabilities given the operations of ASG

Each of Allied Gold and ASG is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Environmental matters cannot be predicted with certainty, and amounts required to establish and maintain adequate for environmental liabilities may be significant, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Allied Gold and ASG to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on Allied Gold’s business, assets, financial position and results of operations.

Allied Gold may not realize the benefits of the Company’s new properties

As part of its strategy, Allied Gold will continue its efforts to explore and develop new properties and will have an expanded portfolio of such properties as a result of the combination with ASG if the ASG Offer is successful. A number of risks and uncertainties are associated with the exploration and development of these types of properties, including exploration, development, political, social, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

Allied Gold may be subject to significant risks associated with its expanded portfolio of properties

If there are significant delays in the exploration, development and production of the expanded portfolio of properties and/or the properties are determined not to be economically viable and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on Allied Gold.

Actual capital costs, operating costs, production and economic returns for the Gold Ridge Project may differ significantly from those that Allied Gold has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Gold Ridge Project into production may be significantly higher than anticipated. The Gold Ridge Project does not have an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of this and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by Allied Gold’s current studies and estimates, and there can be no assurance that the Company’s actual operating costs will not be higher than currently anticipated.

INTERESTS OF EXPERTS

Information of an economic (including economic analysis), scientific or technical nature regarding the Simberi Project is included in this short form prospectus based upon the Technical Report entitled “Simberi Gold Project, Simberi Island, Papua New Guinea” dated September 25, 2009 and prepared by Stephen Godfrey and John Battista of Golder Associates and Phil Hearse of Battery Limits, each of whom is a “Qualified Person” as such term is defined in NI 43-101. The Technical Report provides an independent technical review of the mineral resources, reserves and mining operations of the Simberi Project. The authors of the Technical Report are independent of Allied Gold within the meaning of NI 43-101 and do not have an interest in any property of Allied Gold.

Certain legal matters in connection with this distribution have been passed upon on behalf of Allied Gold by Wildeboer Dellelce LLP and on behalf of the Agents by Blake, Cassels & Graydon LLP. As of the date of this short form prospectus, the partners and associates of Wildeboer Dellelce LLP as a group and the partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of Allied Gold.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Allied Gold are BDO Kendalls Audit & Assurance (WA) Pty Ltd, 128 Hay Street, Subiaco, Western Australia, 6008.

Allied Gold’s registrar and transfer agent in Canada is Computershare Investor Services Inc. at 100 University Ave., 8th Floor, North Tower, Toronto, Ontario M5J 2Y1. Allied Gold’s registrar and transfer agent in Australia is Computershare Investor Services Pty Ltd. Level 2, Reserve Bank Building, 45 St. Georges Terrace, Perth, Western Australia, Australia, 6000. The Company’s registrar and transfer agent in the United Kingdom is Computershare Investor Services PLC at P.O. Box 82, The Pavillions, Bridgwater Road, Bristol, BS99 7NH, United Kingdom.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: November 13, 2009

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia.

(signed) Mark V. Caruso	(signed) Frank Terranova
Mark V. Caruso Executive Chairman and Chief Executive Officer	Frank Terranova Chief Financial Officer

On behalf of the Board of Directors

(signed) Montague House	(signed) Gregory H. Steemson
Montague House Director	Gregory H. Steemson Director

CERTIFICATE OF THE AGENTS

Dated: November 13, 2009

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia.

THOMAS WEISEL PARTNERS CANADA INC.

(signed) Rob Magwood
Rob Magwood

MIRABAUD SECURITIES LLP.

(signed) Ann Horsington
Ann Horsington

BMO NESBITT BURNS INC.

(signed) Dmyant Sangha
Dmyant Sangha

CIBC WORLD MARKETS INC.

(signed) David Cobbold
David Cobbold

SCHEDULE “A”

Allied Gold Limited

Pro Forma Consolidated Financial Statements
(100% acquisition of Australian Solomons Gold Limited)

Allied Gold Limited

Pro-forma Consolidated Income Statement
(unaudited)

	Allied Gold Limited 12 months ended June 30, 2009 $	Australian Solomons Gold Limited 12 months ended June 30, 2009 $	Consolidation Adjustments $	Consolidated $
Revenue	77,467,668	—	—	77,467,668
Cost of sales	(66,436,649)	—	—	(66,436,649)
Gross profit	11,031,019	—	—	11,031,019
Unrealised losses on derivatives	(21,828)	—	—	(21,828)
Corporate expenses	(7,545,907)	(1,909,503)	—	(9,455,410)
Share based remuneration	(4,130,120)	—	—	(4,130,120)
Impairment of assets	(1,214,402)	(27,517,000)	—	(28,731,402)
Other expenses	(3,426,778)	(1,060,688)	—	(4,487,466)
Other income	149,937	27,212,687	—	27,362,624
Financial income	327,760	200,777	—	528,537
Financial expenses	(3,396,347)	(12,666,833)	—	(16,063,180)
Profit /(Loss) before tax	(8,226,666)	(15,740,560)	—	(23,967,226)
Income tax benefit/(expense)	—	—	—	—
Profit /(Loss) for the year	(8,226,666)	(15,740,560)	—	(23,967,226)
Profit is attributable to:
Equity holders of Allied Gold Limited	(8,226,666)	(15,740,560)	—	(23,967,226)
Non-controlling interest	—	—	—	—
	(8,226,666)	(15,740,560)	—	(23,967,226)

Allied Gold Limited

Pro-forma Consolidated Balance Sheet
(unaudited)

	Allied Gold Limited as at June 30, 2009 $	Australian Solomons Gold Limited as at June 30, 2009 $	Australian Solomons Gold equity raising July 14, 2009 $	Consolidation Adjustments $	Consolidated $
CURRENT ASSETS
Cash and cash equivalents	20,529,979	2,567,242	8,567,931	(2,000,000)	29,665,152
Trade and other receivables	800,494	542,367	—	—	1,342,861
Inventories	14,269,497	18,378	—	—	14,287,875
Derivative financial instruments	2,025,000	—	—	—	2,025,000
Other assets	246,792	—	—	—	246,792
Total Current Assets	37,871,762	3,127,987	8,567,931	(2,000,000)	47,567,680
NON-CURRENT ASSETS
Derivative financial instruments	686,759	—	—	—	686,759
Available for sale financial assets	348,974	—	—	—	348,974
Property, plant and equipment	145,861,709	4,824,120	—	—	150,685,829
Exploration and evaluation expenditure	11,115,743	66,649,951	—	(29,713,757)	48,051,937
Total Non-Current Assets	158,013,185	71,474,071	—	(29,713,757)	199,773,499
Total Assets	195,884,947	74,602,058	8,567,931	(31,713,757)	247,341,179
CURRENT LIABILITIES
Trade and other payables	20,683,026	1,294,272	—	—	21,977,298
Borrowings	2,094,483	—	—	—	2,094,483
Derivative financial instruments	10,197,958	—	—	—	10,197,958
Provisions	491,709	141,889	—	—	633,598
Total Current Liabilities	33,467,176	1,436,161	—	—	34,903,337
NON-CURRENT LIABILITIES
Borrowings	3,845,885	—	—	—	3,845,885
Derivative financial instruments	5,748,977	—	—	—	5,748,977
Provisions	2,782,426	5,135,367	—	—	7,917,793
Non controlling interests	—	—	—	—	—
Total Non-Current Liabilities	12,377,288	5,135,367	—	—	17,512,655
Total Liabilities	45,844,464	6,571,528	—	—	52,415,992
NET ASSETS	150,040,483	68,030,530	8,567,931	(31,713,757)	194,925,187
EQUITY
Contributed equity	173,098,363	92,376,481	8,567,931	(54,059,708)	219,983,067
Reserves	1,199,540	2,314,362	—	(2,314,362)	1,199,540
Accumulated losses	(24,257,420)	(26,660,313)	—	24,660,313	(26,257,420)
TOTAL EQUITY	150,040,483	68,030,530	8,567,931	(31,713,757)	194,925,187

Allied Gold Limited
Notes to the Pro Forma Consolidated Financial Statements
(unaudited)

1.	Basis of presentation

The unaudited pro forma consolidated balance sheet of Allied Gold Limited (“Allied Gold” or “the Company”) as at June 30, 2009 and unaudited pro forma consolidated profit statement for the 12 month period ended June 30, 2009 have been prepared by the management of Allied Gold in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”) for illustrative purposes only, to show the effect of the Allied Gold offer to purchase all of the outstanding ordinary shares of Australian Solomons Gold Limited (“ASG”) based on Allied Gold’s ownership interest in ASG as at November 12, 2009. The terms of the offer are more fully described in Note 3.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)
An unaudited pro forma consolidated balance sheet combining the audited consolidated balance sheet of Allied Gold as at June 30, 2009 and the audited consolidated balance sheet of ASG as at June 30, 2009.

b)
An unaudited pro forma consolidated profit statement for the 12 months ended June 30, 2009 combining the audited consolidated profit statement of Allied Gold for the 12 months ended June 30, 2009 and the audited consolidated profit statement of ASG for the 12 months ended June 30, 2009.

The unaudited pro forma consolidated balance sheet as at June 30, 2009 has been prepared as if the transaction described in Note 3 had occurred on June 30, 2009, with the exception that cash and equity balances have been adjusted to reflect the C$7.7 million (A$8.6 million) equity raising by ASG on July 14, 2009. The unaudited pro forma profit statement for the 12 months ended June 30, 2009 has been prepared as if the transaction described in Note 3 had occurred on July 1, 2009.

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustment described in Notes 3 and 4, in accordance with AIFRS. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Allied Gold which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded should the transaction take place will likely differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realised and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma consolidated financial statements information. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma consolidated statements should be read in conjunction with the historical statements and notes thereto of Allied Gold and ASG.

2.	Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements or those as set out in Allied Gold’s audited consolidated statements for the year ended June 30, 2009. In preparing the unaudited pro forma consolidated financial information, a review was undertaken to identify ASG accounting policy differences where the impact was potentially material and could be reasonably estimated. No such accounting policy differences were identified during this review. It is possible that material accounting policy differences may be identified after consummation and integration of the proposed acquisition.

3.	Acquisition

On September 16, 2009, Allied Gold announced its intention to make an offer to acquire all of the outstanding ordinary shares of ASG. Under the terms of the offer, each ASG ordinary share will be exchanged for 0.85 ordinary shares of Allied Gold. For the purposes of these pro forma financial statements, Allied Gold is assumed to have acquired a 100% ownership interest in ASG on November 12, 2009, the assumed acquisition date. The actual date on which Allied Gold will be deemed to have acquired control of ASG for financial reporting purposes will be determined subsequently and may be a date other than November 12, 2009.

This transaction would be accounted for as a business combination.

The unaudited pro forma consolidated financial statements assume that the cost of acquisition will comprise the fair value of Allied Gold shares issued, based on Allied’s acquisition of 129,784,650 ASG shares pursuant to the offer as at November 12, 2009 for a total consideration of $46,884,705. For the purpose of preparing these pro forma financial statements, the price of Allied Gold’s ordinary shares was calculated based on the November 12, 2009 closing share price of Allied Gold shares on the Australian Stock Exchange, being the date on which Allied Gold is assumed to have acquired control of ASG.

Allied Gold has not yet determined the fair value of all of the identifiable assets and liabilities to be acquired. For the purposes of this pro forma consolidation it has been assumed that the fair value of ASG’s net identifiable assets is equivalent to the value of the consideration paid by Allied Gold. Therefore, there is no goodwill or discount recorded on acquisition. Allied Gold will undertake a process whereby the fair value of all identifiable assets and liabilities acquired as well as any future income taxes arising upon the acquisition will be determined. As a consequence of this exercise it is possible that goodwill or discount on acquisition may be recorded by Allied Gold if it is successful in acquiring control of ASG.

Purchase Price	A$
110,316,953 common shares of Allied Gold @ $A0.425 per share	46,884,704
Net assets acquired:
Current assets	11,695,918
Other assets	4,824,120
Exploration and evaluation assets	36,936,194
Liabilities	(6,571,528)
46,884,704

4.	Pro forma assumptions and adjustments to the consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the acquisition of a 100% interest in ASG at a purchase price of $46,884,704 as if the transaction with ASG had occurred on June 30, 2009.

The unaudited pro forma balance sheet includes adjustments made to cash and equity positions to reflect the C$7.7 million (A$8.6 million) capital raising undertaken by ASG on July 14, 2009.

5.	Pro forma adjustments to consolidated profit statement

No adjustments have been made to the unaudited pro forma consolidated profit statement.

6.	Pro forma earnings per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective July 1, 2009.

Basic and diluted earnings per share	Year ended June 30 2009
Weighted average number of Allied Gold’s shares outstanding (’000)	428,472
Adjustment to reflect acquisition of ASG (’000)	110,317
Pro forma weighted average number of shares outstanding (’000)	538,789
Pro forma adjusted profit attributable to equity holders of Allied Gold (A$000)	(23,967)
Pro forma adjusted basic earnings per share attributable to equity holders of Allied Gold (A$)	(0.04)

SCHEDULE “B”

Allied Gold Limited

Pro Forma Consolidated Financial Statements
(Acquired Shares of Australian Solomons Gold Limited)

Allied Gold Limited

Pro Forma Consolidated Financial Statements

Allied Gold Limited

Pro-forma Consolidated Income Statement

	Allied Gold Limited 12 months ended June 30, 2009 $	Australian Solomons Gold Limited 12 months ended June 30, 2009 $	Consolidation Adjustments $	Consolidated $
	(unaudited)
Revenue	77,467,668	—	—	77,467,668
Cost of sales	(66,436,649)	—	—	(66,436,649)
Gross profit	11,031,019	—	—	11,031,019
Unrealised losses on derivatives	(21,828)	—	—	(21,828)
Corporate expenses	(7,545,907)	(1,909,503)	—	(9,455,410)
Share based remuneration	(4,130,120)	—	—	(4,130,120)
Impairment of assets	(1,214,402)	(27,517,000)	—	(28,731,402)
Other expenses	(3,426,778)	(1,060,688)	—	(4,487,466)
Other income	149,937	27,212,687	—	27,362,624
Financial income	327,760	200,777	—	528,537
Financial expenses	(3,396,347)	(12,666,833)	—	(16,063,180)
Profit/(Loss) before tax	(8,226,666)	(15,740,560)	—	(23,967,226)
Income tax benefit/(expense)	—	—	—	—
Profit/(Loss) for the year	(8,226,666)	(15,740,560)	—	(23,967,226)
Profit is attributable to:
Equity holders of Allied Gold Limited	(8,226,666)	(7,835,651)	—	(16,062,317)
Non-controlling interest	—	(7,904,909)	—	(7,904,909)
	(8,226,666)	(15,740,560)	—	(23,967,226)

Allied Gold Limited

Pro Forma Consolidated Balance Sheet

	Allied Gold Limited as at June 30, 2009 $	Australian Solomons Gold Limited as at June 30, 2009 $	Australian Solomons Gold equity raising July 14, 2009 $	Consolidation Adjustments $	Consolidated $
	(unaudited)
CURRENT ASSETS
Cash and cash equivalents	20,529,979	2,567,242	8,567,931	(2,000,000)	29,665,152
Trade and other receivables	800,494	542,367	—	—	1,342,861
Inventories	14,269,497	18,378	—	—	14,287,875
Derivative financial instruments	2,025,000	—	—	—	2,025,000
Other assets	246,792	—	—	—	246,792
Total Current Assets	37,871,762	3,127,987	8,567,931	(2,000,000)	47,567,680
NON-CURRENT ASSETS
Derivative financial instruments	686,759	—	—	—	686,759
Available for sale financial assets	348,974	—	—	—	348,974
Property, plant and equipment	145,861,709	4,824,120	—	—	150,685,829
Exploration and evaluation expenditure	11,115,743	66,649,951	—	(34,512,863)	43,252,831
Total Non-Current Assets	158,013,185	71,474,071	—	(34,512,863)	194,974,393
Total Assets	195,884,947	74,602,058	8,567,931	(36,512,863)	242,542,073
CURRENT LIABILITIES
Trade and other payables	20,683,026	1,294,272	—	—	21,977,298
Borrowings	2,094,483	—	—	—	2,094,483
Derivative financial instruments	10,197,958	—	—	—	10,197,958
Provisions	491,709	141,889	—	—	633,598
Total Current Liabilities	33,467,176	1,436,161	—	—	34,903,337
NON-CURRENT LIABILITIES
Borrowings	3,845,885	—	—	—	3,845,885
Derivative financial instruments	5,748,977	—	—	—	5,748,977
Provisions	2,782,426	5,135,367	—	—	7,917,793
Non controlling interests	—	—	—	18,747,327	18,747,327
Total Non-Current Liabilities	12,377,288	5,135,367	—	18,747,327	36,259,982
Total Liabilities	45,844,464	6,571,528	—	18,747,327	71,163,319
NET ASSETS	150,040,483	68,030,530	8,567,931	(55,260,189)	171,378,755
EQUITY
Contributed equity	173,098,363	92,376,481	8,567,931	(77,606,140)	196,436,635
Reserves	1,199,540	2,314,362	—	(2,314,362)	1,199,540
Accumulated losses	(24,257,420)	(26,660,313)	—	24,660,313	(26,257,420)
TOTAL EQUITY	150,040,483	68,030,530	8,567,931	(55,260,189)	171,378,755

Allied Gold Limited

Notes to the Pro Forma Consolidated Financial Statements
(unaudited)

1.  Basis of presentation

The unaudited pro forma consolidated balance sheet of Allied Gold Limited (“Allied Gold” or “the Company”) as at June 30, 2009 and unaudited pro forma consolidated profit statement for the 12 month period ended June 30, 2009 have been prepared by the management of Allied Gold in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”) for illustrative purposes only, to show the effect of the Allied Gold offer to purchase all of the outstanding ordinary shares of Australian Solomons Gold Limited (“ASG”) based on Allied Gold’s ownership interest in ASG as at November 12, 2009. The terms of the offer are more fully described in Note 3.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)
An unaudited pro forma consolidated balance sheet combining the audited consolidated balance sheet of Allied Gold as at June 30, 2009 and the audited consolidated balance sheet of ASG as at June 30, 2009.

b)
An unaudited pro forma consolidated profit statement for the 12 months ended June 30, 2009 combining the audited consolidated profit statement of Allied Gold for the 12 months ended June 30, 2009 and the audited consolidated profit statement of ASG for the 12 months ended June 30, 2009.

The unaudited pro forma consolidated balance sheet as at June 30, 2009 has been prepared as if the transaction described in Note 3 had occurred on June 30, 2009, with the exception that cash and equity balances have been adjusted to reflect the C$7.7 million (A$8.6 million) equity raising by ASG on July 14, 2009. The unaudited pro forma profit statement for the 12 months ended June 30, 2009 has been prepared as if the transaction described in Note 3 had occurred on July 1, 2009.

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustment described in Notes 3 and 4, in accordance with AIFRS. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Allied Gold which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded should the transaction take place will likely differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realised and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma consolidated financial statements information. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma consolidated statements should be read in conjunction with the historical statements and notes thereto of Allied Gold and ASG.

2.  Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements or those as set out in Allied Gold’s audited consolidated statements for the year ended June 30, 2009. In preparing the unaudited pro forma consolidated financial information, a review was undertaken to identify ASG accounting policy differences where the impact was potentially material and could be reasonably estimated. No such accounting policy differences were identified during this review. It is possible that material accounting policy differences may be identified after consummation and integration of the proposed acquisition.

3.  Acquisition

On September 16, 2009, Allied Gold announced its intention to make an offer to acquire all of the outstanding ordinary shares of ASG. Under the terms of the offer, each ASG ordinary share will be exchanged for 0.85 ordinary shares of Allied Gold. As at November 12, 2009 Allied Gold had acquired 64,604,213 ASG shares. For the purposes of these pro forma financial statements, November 12, 2009 is assumed to be the acquisition date. The actual date on which Allied Gold will be deemed to have acquired control of ASG for financial reporting purposes will be determined subsequently and may be a date other than November 12, 2009.

This transaction would be accounted for as a business combination.

The unaudited pro forma consolidated financial statements assume that the cost of acquisition will comprise the fair value of Allied Gold shares issued, based on Allied’s acquisition of 64,604,213 ASG shares pursuant to the offer as at November 12, 2009 for a total consideration of $23,338,272. The price of Allied Gold’s ordinary shares was calculated based on the November 12, 2009 closing share price of Allied Gold shares on the Australian Stock Exchange, being the best indicator of the date on which Allied Gold acquired control of ASG for the purpose of preparing these indicative financial statements.

Allied Gold has not yet determined the fair value of all of the identifiable assets and liabilities to be acquired. For the purposes of this pro forma consolidation it has been assumed that the fair value of ASG’s net identifiable assets is equivalent to the value of the consideration paid by Allied Gold and the market value of ASG shares not held by Allied Gold as at November 12, 2009, based on the November 12, 2009 closing price of ASG shares on the Toronto Stock Exchange. Therefore, there is no goodwill or discount recorded on acquisition. Allied Gold will undertake a process whereby the fair value of all identifiable assets and liabilities acquired as well as any future income taxes arising upon the acquisition will be determined. As a consequence of this exercise it is possible that goodwill or discount on acquisition may be recorded by Allied Gold if it is successful in acquiring control of ASG.

Purchase Price	A$
54,913,581 common shares of Allied Gold @ $A0.425(1)	23,338,272
65,180,437 ASG shares not held by Allied Gold as at November 12, 2009 @ A$0.2876	18,747,327
42,085,598
Net assets acquired:
Current assets	11,695,918
Other assets	4,824,120
Exploration and evaluation assets	32,137,088
Liabilities	(6,571,528)
42,085,598

(1)
As at November 12, 2009 Allied Gold had formally issued 54,139,911 shares as consideration for the ASG shares that it had acquired. A further 773,670 Allied Gold shares were in the process of being issued in relation to ASG shares acquired by Allied Gold as at November 12, 2009. For the purposes of these pro forma financial statements it is assumed that all 54,913,581 Allied Gold shares had been issued as at November 12, 2009.

4.  Pro forma assumptions and adjustments to the consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the acquisition of a 49.78% interest in ASG at a purchase price of $23,338,272 as if the transaction with ASG had occurred on June 30, 2009.

The unaudited pro forma balance sheet includes adjustments made to cash and equity positions to reflect the C$7.7 million (A$8.6 million) capital raising undertaken by ASG on July 14, 2009.

5.  Pro forma adjustments to consolidated profit statement

No adjustments have been made to the unaudited pro forma consolidated profit statement.

6.  Pro forma earnings per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective July 1, 2009.

Basic and diluted earnings per share	Year ended June 30, 2009
Weighted average number of Allied Gold’s shares outstanding (’000)	428,472
Adjustment to reflect acquisition of ASG (’000)	54,914
Pro forma weighted average number of shares outstanding (’000)	483,386
Pro forma adjusted profit attributable to equity holders of Allied Gold (A$000)	(16,062)
Pro forma adjusted basic earnings per share attributable to equity holders of Allied Gold (A$)	(0.03)